Exhibit A

Casella Waste

Operates 1) solid waste collections operations, 2) transfer stations, 3) recycling facilities and 4) landfills, per their 2014 10-k.

Most Similar Competitors

Waste Connections

Operates 1) solid waste collections operations, 2) transfer stations, 3) recycling facilities and 4) landfills, per their 2014 10-k.

Republic Services

Operates 1) solid waste collections operations, 2) transfer stations, 3) recycling facilities and 4) landfills, per their 2014 10-k.

Waste Management

Operates 1) solid waste collections operations, 2) transfer stations, 3) recycling facilities and 4) landfills, per their 2014 10-k.

Page 4

"JCP first purchased shares of Casella in 2010. Since then, we have witnessed the Board oversee significant value destruction and chronic underperformance."

- The Total Stockholder Return has underperformed its most similar competitors, 2014 proxy group and the S&P 500 over the last 5 years. The average tenure of the Board is over 10 years and has overseen this value destruction.
- The underperformance of most peers, their own proxy group and the market over many years, whilst keeping the same board, shows a track record of underperformance

"Abysmal total stockholder return (TSR): The Total Shareholder Return over the last -3, -5 and -10 years has been extremely disappointing. In the last 10 years, the stock is down nearly 50%."

- The Total Stockholder Return has underperformed its most similar competitors, 2014 proxy group and S&P 500 over the majority of the last -3, -5, and -10 year periods.

"Poor capital allocation: In the past 10 years despite generating cumulatively +$600 million in cash flow from operations and spending $770 million on capital expenditures, Casella has not increased the earning power of the company."

- We believe Capital Allocation is one of the most important jobs and indicators of performance of a company. With no increase in EBITDA over this same time period, we believe Management and the Board is to blame. You can see the spending in the below slide, per SEC filings.



$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Cumulative Capex+Acquisitions
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Adjusted EBITDA
112,050
114,548
118,504
128,334
120,633
123,373
99,309
101,247
87,842
95,109
104,400
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 LTM
Cumulative Capex+Acquisitions 89,577 223,279 328,202 413,257 473,387 528,601 585,594 646,908 726,894 785,822 846,079
Adjusted EBITDA 112,050 114,548 118,504 128,334 120,633 123,373 99,309 101,247 87,842 95,109 104,400
Cumulative Capex+Acquisitions
Adjusted EBITDA

"Excessive leverage and stock dilution has been rampant: The Company is leveraged at +5.0x while competitors like Republic, Waste Management, Progressive, and Waste Connections are leveraged less than 3.5x. Meanwhile, the Class A share count has increased by 67% since 2005, a significant dilution of the public shareholders, while Chairman and CEO John Casella and his brother Vice Chairman Doug Casella have retained the same count for their super-voting Class B shares."

- Please see the tables on pages 7 and 16.

Page 5

"Class A Shareholders = Loss of more than 60% since IPO"

- The Class A shareholders have lost more than 60% of their value: ($6.60 / $18.00)-1 = -63.33%
- Bloomberg Price as of September 8th, 2015 of stock price of $6.60.

"John Casella = +$80 million in Related Party Dealings"

- Related Party Transactions with Casella Construction, Inc (John Casella's company) per SEC Filings are +80m over just the last 10 years:

	Related Party Transactions
2005	8,716,000
2006	13,011,257
2007	12,452,223
2008	10,682,502
2009	7,626,143
2010	9,296,728
2011	6,053,320
2012	2,611,607
2013	6,576,752
2014	7,815,863
Total	84,842,395

"Net seller of his Class A Shares over 18 years"

- John Casella is a Net Seller of his Class A Shares over the last 18 years per Bloomberg:

Trade Date	Participants	Net Sell (Shares)
6/10/2015	CASELLA JOHN W	-2,928
7/3/2014	CASELLA JOHN W	-10,118
12/17/2013	CASELLA JOHN W	-2,968
12/16/2013	CASELLA JOHN W	-32,644
12/13/2013	CASELLA JOHN W	-17,400
7/18/2012	CASELLA JOHN W	-9,140
7/17/2012	CASELLA JOHN W	-3,800
3/8/2012	CASELLA JOHN W	-11,161
3/7/2012	CASELLA JOHN W	-3,839
6/24/2011	CASELLA JOHN W	-11,280
6/24/2010	CASELLA JOHN W	-6,138
12/16/2009	CASELLA JOHN W	-7,600
12/15/2009	CASELLA JOHN W	-29,900
1/12/2007	CASELLA JOHN W	-8,000
	Total Shares	-156,916
	@$6.50	-$1,019,954

Source: Per Bloomberg.

Page 6

"Management and the Board have a record of poor shareholder returns despite favorable markets and strong peer performance"

- John Casella has been running the Company since it went public in 1997. The Board's tenure is +10 years, matching that underperformance. The stock is down over that period, while peers and the market have done better. See Proxy table below and attached for reference.

	Years	Start
2015 Class		
John Casella	22	December-93
James O Connor	0	2015-New
Bill Hulligan	0	2015-New
2016 Class		
James Callahan	13	March-03
Doug Casella	22	December-93
Michael Burke	8	February-08
2017 Class		
Joseph Doody	11	December-04
Emily Green	3	July-12
Greg Peters	22	December-93
Average Board Tenure	**11.0**	

"Casella has materially underperformed Proxy and Similar Competitor groups by considerable amounts over 3-, 5-, and 10- year periods"

- Casella underperformed Most Similar Competitors by 24%, 28%, and 212%, in the -3, -5, and -10 year time frame.

Page 7

"Share Price Down nearly 50% over 10 years"

- See table below:

	Share Price Performance [1]			
	1-Year	3-Year	5-Year	10-Year
Republic Services Inc	7%	58%	58%	120%
Waste Connections Inc	-1%	69%	96%	221%
Waste Management Inc	10%	62%	78%	150%
Most Similar Competitors	5%	63%	77%	164%
S&P 500 Index	-2%	37%	79%	60%
2014 CWST Proxy Group [2]	4%	49%	68%	151%
Casella Waste Systems Inc	**49%**	**39%**	**49%**	**-48%**
Underperformance vs. S&P 500 Index	**51%**	**2%**	**-31%**	**-108%**
Underperformance vs. 2014 CWST Proxy Group	**45%**	**-9%**	**-19%**	**-199%**

Source: Bloomberg as of September 8, 2015

1. Figures are adjusted for dividends.

2. Progressive Waste Solutions is calculated with Canadian listed equity unadjusted for US dollar.

"+$770 million over 10 years in Capital Expenditures with no incremental growth in EBITDA"

- See page 4 table above

"+$80 million in Related Party Transactions

- See page 5 table above.

"Share count up more than 60% over 10 years"

- 2005 Share Count per 10-K: 23,860,498
- 2015 Proxy Share Count: 39,978,784
- The Class A share count is up 68%

"Consistently Missed Guidance over 15 years"

- The Company put out guidance in 1999 for FY2000, but subsequently missed it.
- FY2000, Revenue, EBITDA and EPS was $337m, $83m, $0.57. All missed per the below.
- The Company put out guidance in 2010 for FY2011, but subsequently missed it.
- FY2011, Revenue and EBITDA was $466m and $99m. All missed per the below.
- 2015 and 2018 have yet to be completed.

Announcement	January 13th, 1999	June 7th, 2010	July 7th, 2015	2018
Revenue	$560m	$532 - $542m	$525 - $535m	1.7% - 2.6% CAGR
EBITDA	$145m	$123 - $127m	$103 - $107m	$122 - $132m
EPS	$1.30 per share	-	-	-
Period	For FY2000	For FY2011	For CY2015	For CY2018

Source: SEC Filings.

Page 9

"Capital allocation at Casella has been categorically subpar for more than a decade with many acquisitions, poor execution of internal efforts and declining cash flow despite ample capex spending"

- Subpar is an understatement given more than $770m in capital expenditures have been spent and EBITDA has not increased.

"Nearly $90 million has been spent over the last 10 years on acquisitions with no incremental cash flow. Over this same time period the share count is up more than 50% with no incremental value"

- Per SEC filings, the company has spent approximately $88.8m on acquisitions over the past 10 years, while EBITDA has declined per the above data table in Page 4 explanations.

	Acquisitions
2005	9,513
2006	19,691
2007	2,750
2008	11,881
2009	2,394
2010	864
2011	1,744
2012	2,102
2013	26,971
2014	10,938
Total	88,848

"3 members of the Board, including John and Doug Casella, who oversaw the 1999 acquisition of KTI are still serving despite the catastrophic results"

- Per the Proxy filing, Doug and John Casella and Greg Peters have been on the Board since 1999 and the stock price has gone from $18.00 to $6.60.

Page 10

Adjusted EBITDA

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	LTM
Operating Income (loss)	41,433	42,346	12,099	42,621	(18,457)	44,390	28,563	(11,526)	12,421	11,916	104,400
Depreciation and amortization	65,637	64,589	71,740	77,769	72,677	68,275	58,261	58,576	56,576	60,339	
Deferred Costs / Development project charges	295	1,329	752	534	355	-	3,550	131	-	1,394	
Depletion of landfill operating lease obligations	4,685	6,284	7,021	6,010	6,416	6,867	7,878	8,482	9,372	9,948	
Interest accretion on landfill and environmental remediation liabilities	-	-	-	-	-	3,506	3,331	3,479	3,675	3,985	
Hardwick impairment and closing charge	-	-	26,892	1,400	-	-	-	-	-	-	
Goodwill impairment charge / Asset impairment	-	-	-	-	55,286	-	3,654	40,746	-	7,455	
Enviromental Remediation	-	-	-	-	4,356	335	549	-	-	400	
Gain on sale of assets	-	-	-	-	-	-	(3,502)	-	-	-	
Bargin purchase gain	-	-	-	-	-	-	(2,975)	-	-	-	
Severance and reorganization	-	-	-	-	-	-	-	-	3,709	586	
Expense from divestiture, acquisition and financing costs	-	-	-	-	-	-	-	-	1,410	144	
Tax Settlement Costs (per presentation in August 2015)	-	-	-	-	-	-	-	-	679	-	
Legal settlement	-	-	-	-	-	-	-	1,359	-	(1,058)	
Adjusted EBITDA	**112,050**	**114,548**	**118,504**	**128,334**	**120,633**	**123,373**	**99,309**	**101,247**	**87,842**	**95,109**	**104,400**

Capex

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	LTM
Acquisitions	9,513	19,691	2,750	11,881	2,394	864	1,744	2,102	26,971	10,938	
Capital Expenditures	80,064	114,011	102,173	73,174	57,736	54,350	55,249	59,212	53,015	47,990	60,257
Capital Expenditures + Acquisitions	89,577	133,702	104,923	85,055	60,130	55,214	56,993	61,314	79,986	58,928	60,257
Cumulative Capital Expenditures + Acquisitions	785,822										

Page 11

- Pls reference page 10 to see that no new EBITDA has resulted from Capital Expenditures or Acquisitions over the 10 year time frame

Page 16

"Casella had paid down some of its debt in 2011 after divesting a large portion of the KTI assets; however debt levels are near all time highs again"

t	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	LTM
Total Debt per SEC Filings	378,717	453,247	477,440	552,528	548,863	558,130	462,635	474,609	494,388	508,019	528,290
	http://ww	http://ww	http://ww	http://ww	http://ww	http://ww	http://ww	http://ww	http://ww	http://ww	http://file

-
- Casella's debt, while decreasing for a short amount of time, has continued to increase on a year over year basis for the last 10 years

"Debt levels are materially above those of peers and have remained excessively high due in part to failed acquisitions - management and the Board have not been held accountable"

- The KTI acquisition forced the company to take on significant debt and didn't produce incremental EBITDA in 2000 and 2001
- Debt levels are materially above peers, including Waste Management, Waste Connections and Republic Services – all companies with leverage ratio's below 3.5x, while Casella's is above 5.0x.
  - For instance, per Bloomberg, Waste Management debt/EBITDA is 2.6x, Republic Services is 3.0x and Waste Connections is 2.8x

Page 20

Capex	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	LTM
Acquisitions	9,513	19,691	2,750	11,881	2,394	864	1,744	2,102	26,971	10,938	
Capital Expenditures	80,064	114,011	102,173	73,174	57,736	54,350	55,249	59,212	53,015	47,990	60,257
Capital Expenditures + Acquisitions	89,577	133,702	104,923	85,055	60,130	55,214	56,993	61,314	79,986	58,928	60,257
Cumulative Capital Expenditures + Acquisitions	785,822										

Revenues	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	LTM
Revenues	481,964	525,928	546,990	579,517	554,241	522,328	466,064	480,815	455,335	497,633	535,754

"Casella has produced no more revenues today than it had in 2006 after years of significant capital expenditures"

- Revenues in 2006 were $526 million while revenues on an LTM basis are $536 million

Page 21

"Casella has not been able to increase EBITDA or EBITDA margins even as they continue to release guidance claiming that"

Adjusted EBITDA

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	LTM
Operating Income (loss)	41,433	42,346	12,099	42,621	(18,457)	44,390	28,563	(11,526)	12,421	11,916	104,400
Depreciation and amortization	65,637	64,589	71,740	77,769	72,677	68,275	58,261	58,576	56,576	60,339	
Deferred Costs / Development project charges	295	1,329	752	534	355	-	3,550	131	-	1,394	
Depletion of landfill operating lease obligations	4,685	6,284	7,021	6,010	6,416	6,867	7,878	8,482	9,372	9,948	
Interest accretion on landfill and environmental remediation liabilities	-	-	-	-	-	3,506	3,331	3,479	3,675	3,985	
Hardwick impairment and closing charge	-	-	26,892	1,400	-	-	-	-	-	-	
Goodwill impairment charge / Asset impairment	-	-	-	-	55,286	-	3,654	40,746	-	7,455	
Enviromental Remediation	-	-	-	-	4,356	335	549	-	-	400	
Gain on sale of assets	-	-	-	-	-	-	(3,502)	-	-	-	
Bargin purchase gain	-	-	-	-	-	-	(2,975)	-	-	-	
Severance and reorganization	-	-	-	-	-	-	-	-	3,709	586	
Expense from divestiture, acquisition and financing costs	-	-	-	-	-	-	-	-	1,410	144	
Tax Settlement Costs (per presentation in August 2015)	-	-	-	-	-	-	-	-	679	-	
Legal settlement	-	-	-	-	-	-	-	1,359	-	(1,058)	
Adjusted EBITDA	**112,050**	**114,548**	**118,504**	**128,334**	**120,633**	**123,373**	**99,309**	**101,247**	**87,842**	**95,109**	**104,400**

EBITDA Margins	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	LTM
EBITDA Margins	23%	22%	22%	22%	22%	24%	21%	21%	19%	19%	19%

"We believe the best measure of performance in our industry remains cash flow. We continue to

focus on earnings before interest, taxes, depreciation and amortization (EBITDA) as our performance yardstick." - John Casella, 2000 Annual Report

- Page 6 of the 2000 Annual Report:

"We are blessed with a broad variety of outstanding opportunities in a number of our markets, particularly in eastern Massachusetts, where we can enhance and fully leverage the investments we've made in solid waste management infrastructure."

"...NUMEROUS OPPORTUNITIES IN OUR MARKETS"

We are blessed with a broad variety of outstanding opportunities in a number of our markets, particularly in eastern Massachusetts, where we can enhance and fully leverage the investments we've made in solid waste management infrastructure.

"...POSITIONED TO GENERATE STRONG, GROWING CASH FLOWS"

We believe the best measure of performance in our industry remains cash flow. We continue to focus on earnings before interest, taxes, depreciation and amortization (EBITDA) as our performance yardstick.

The vast majority of our cash flow is generated by traditional solid waste management assets and businesses, which grew significantly last year.

In short, all of the factors that serve as a solid foundation necessary for a company to deliver performance and the creation of value well into the future are in place. In the pursuit of meaningful, long-term value, our goals are simple: take advantage of the many opportunities to build a market-focused business; make that business stable and predictable; and make it perform to expectations.

We are sometimes asked, "what's your plan to get investors interested in the Casella Waste Systems 'story'?"

Quite frankly, we don't think investors are interested in "stories." We think investors are interested in performance.

That's our plan. And we thank you for your support.

JOHN W. CASELLA
President & CEO

JIM BOHLIG
Sr. Vice President & COO

JERRY CIFOR
Sr. Vice President & CFO

September 11, 2000

Page 29

"Our vision? Double the size of our business by the continued concentration of our existing core franchise over the next three to five years."

- John Casella, 2003 Annual Report

- Page 15 of the 2003 Annual Report:



CORE MARKET
opportunities...

Through the development of our people, our mission is to become the premier solid waste services company in North America. Our vision? Double the size of our business by the continued concentration of our existing core franchise over the next three to five years. Here are the opportunities we see.

$150 MILLION
divestitures

As major publicly traded companies seek to rationalize markets in the northeastern United States, we remain the logical buyer for many of these assets.

$300 MILLION
tuck-ins

Our region remains largely unconsolidated. Numerous opportunities to densify our existing markets exist in areas such as upstate New York and eastern Massachusetts.

$170 MILLION
strategic

We've identified key development opportunities in our core region, ranging from disposal assets to collection operations that we believe would provide significant platforms for growth.

seeing the opportunities, our immediate focus is to...

Page 30

- For the fiscal year ending April 30, 2000, the combined company projects revenues of $560 million, EBITDA of $145 million, and EPS of $1.30 per share, per press release attached.
- For the fiscal year ending 2011, the company provided the following guidance:

The company provided guidance for its fiscal year 2011, which began May 1, 2010, by estimating results in the following ranges:

- Revenues between $532.0 million and $542.0 million;
- Adjusted EBITDA* between $123.0 million and $127.0 million;
- Capital Expenditures between $60.0 million and $66.0 million, with maintenance capital expenditures of $53.0 million to $56.0 million and growth capital expenditures of $7.0 million to $10.0 million; and
- Free Cash Flow* between $1.0 million and $8.0 million. Please note our definition of "Free Cash Flow" for fiscal year 2011 is as follows: net cash provided by operating activities; less capital expenditures; less payments on landfill operating leases; less assets acquired through financing leases; plus proceeds from sales of property and equipment.

- The Company put out guidance in 1999 for FY2000, but subsequently missed it.
- FY2000, Revenue, EBITDA and EPS was $337m, $83m, $0.57. All missed per the table
- The Company put out guidance in 2010 for FY2011, but subsequently missed it.
- FY2011, Revenue and EBITDA was $466m and $99m. All missed per the table
- 2015 and 2018 have yet to be completed.

Page 36

- The Pantry stock price on March 13th 2014 when JCP and group joined Board: $15.44 per Bloomberg
- The Pantry stock price when Alimentation Couche-Tard closed on the acquisition in the Company in early 2015 per press release: $36.75 or more than 2.0x return
- At The Pantry, the Chairman of Board was replaced when the JCP Group won the Proxy Fight.
- At Morgan's Foods, James Pappas replaced the Chairman of the Board, Leonard Steinsapir in January 2013



Certain Relationships and Related Transactions

The company has from time to time engaged Casella Construction, Inc., a company owned by John W. Casella, the company's chief executive officer and chairman of the board of directors, and Douglas R. Casella, vice chairman of the board of directors of the company, to provide construction services for the company, including construction, closure and capping activities at the company's landfills. In fiscal 2005, the company paid Casella Construction, Inc. an aggregate of $8,716,000. From May 1, 2005 (the beginning of fiscal 2006) to July 20, 2005, the company paid Casella Construction, Inc. an aggregate of $1,584,000.

The company is party to two real estate leases with Casella Associates, a Vermont partnership owned by John W. Casella and Douglas R. Casella, relating to facilities occupied by the company. The leases, relating to the company's corporate headquarters in Rutland, Vermont and its Montpelier, Vermont facility, were renewed in May 2003 and provide for aggregate monthly payments of $21,800 and expire in April 2008. These leases have been classified by the company as capital leases for financial reporting purposes.

From 1977 to 1992, the company operated an unlined landfill located in Whitehall, New York owned by Bola, Inc., a corporation owned by John W. Casella and Douglas R. Casella which operated as a single-purpose real estate holding company. The company paid the cost of closing this landfill in 1992, and has agreed to pay all post-closure obligations. In fiscal 2005, the company paid an aggregate of $8,100 pursuant to this arrangement. As of April 30, 2005, the company had accrued $53,000 for costs related to those post-closure obligations.

On March 2, 2000, the company made a loan to Mr. Bohlig, the company's president and chief operating officer and a director of the company. The terms of the loan provide for the payment of interest upon demand. The loan has no fixed repayment terms. Interest on the loan accrues monthly at the prime rate (6.0% annually at April 30, 2005) and is adjusted on a monthly basis. The company's loan to Mr. Bohlig was in the aggregate principal amount of $400,000. As of July 20, 2005, $300,000 was outstanding under this loan. The largest aggregate amount of indebtedness outstanding under this loan since the beginning of fiscal 2005 was $400,000. On November 28, 2000, the company made an additional loan to Mr. Bohlig. The terms of this loan are identical to the terms of the earlier loan. This loan to Mr. Bohlig was in the aggregate principal amount of $616,000. As of July 20, 2005, $616,000 was outstanding under this loan, which was the largest aggregate amount of indebtedness outstanding under this loan since the beginning of fiscal 2005.


2006

Certain Relationships and Related Transactions

The Company has from time to time engaged Casella Construction, Inc., a company owned by John W. Casella, the Company's chief executive officer and chairman of the Board of Directors, and Douglas R. Casella, vice chairman of the Board of Directors of the Company, to provide construction services for the Company, including construction, closure and capping activities at the Company's landfills. In fiscal 2006, the Company paid Casella Construction, Inc. an aggregate of $13,011,257. From May 1, 2006 (the beginning of fiscal 2007) to July 31, 2006, the Company paid Casella Construction, Inc. an aggregate of $3,118,919.

The Company is party to two real estate leases with Casella Associates, a Vermont partnership owned by John W. Casella and Douglas R. Casella, relating to facilities occupied by the Company. The leases, relating to the Company's corporate headquarters in Rutland, Vermont and its Montpelier, Vermont facility, were renewed in May 2003 and provide for aggregate monthly payments of $23,449 and expire in April 2008. These leases have been classified by the Company as capital leases for financial reporting purposes.

From 1977 to 1992, the Company operated an unlined landfill located in Whitehall, New York owned by Bola, Inc., a corporation owned by John W. Casella and Douglas R. Casella which operated as a single-purpose real estate holding company. The Company paid the cost of closing this landfill in 1992, and has agreed to pay all post-closure obligations. In fiscal 2006, the Company paid an aggregate of $4,088 pursuant to this arrangement. As of April 30, 2006, the Company had accrued $65,132 for costs related to those post-closure obligations.

On March 2, 2000, the Company made a loan to Mr. Bohlig, the Company's president and chief operating officer and a director of the Company. The terms of the loan provide for the payment of interest upon demand. The loan has no fixed repayment terms. Interest on the loan accrues monthly at the prime rate (7.75% annually at April 30, 2006) and is adjusted on a monthly basis. The Company's loan to Mr. Bohlig was in the aggregate principal amount of $400,000. As of July 31, 2006, $300,000 was outstanding under this loan. The largest aggregate amount of indebtedness outstanding under this loan since the beginning of fiscal 2006 was $300,000. On November 28, 2000, the Company made an additional loan to Mr. Bohlig. The terms of this loan are identical to the terms of the earlier loan. This loan to Mr. Bohlig was in the aggregate principal amount of $616,000. As of July 31, 2006, $616,000 was outstanding under this loan, which was the largest aggregate amount of indebtedness outstanding under this loan since the beginning of fiscal 2006.

The Company has also entered into employment agreements with each of the executive officers of the Company. See "Employment Agreements."



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has adopted written policies and other established procedures regarding approval of transactions between the Company and any employee, officer, director and other related persons, including those required to be reported under Item 404 of Regulation S-K. The policy calls for related party transactions to be reviewed and, if deemed appropriate, approved by the Board's Audit Committee.

The Company has from time to time engaged Casella Construction, Inc., a company owned by John W. Casella, the Company's chief executive officer and chairman of the Board of Directors, and Douglas R. Casella, vice chairman of the Board of Directors of the Company, to provide construction services for the Company, including construction, closure and capping activities at the Company's landfills. In fiscal 2007, the Company paid Casella Construction, Inc. an aggregate of $12,452,223. From May 1, 2007 (the beginning of fiscal 2007) to August 15, 2007, the Company paid Casella Construction, Inc. an aggregate of $2,733,791.

The Company is party to two real estate leases with Casella Associates, a Vermont partnership owned by John W. Casella and Douglas R. Casella, relating to facilities occupied by the Company. The leases, relating to the Company's corporate headquarters in Rutland, Vermont and its Montpelier, Vermont facility, were renewed in May 2003 and provide for aggregate monthly payments of $24,010 and expire in April 2008. These leases have been classified by the Company as capital leases for financial reporting purposes.

From 1977 to 1992, the Company operated an unlined landfill located in Whitehall, New York owned by Bola, Inc., a corporation owned by John W. Casella and Douglas R. Casella which operated as a single-purpose real estate holding company. The Company paid the cost of closing this landfill in 1992, and has agreed to pay all post-closure obligations. In fiscal 2007, the Company paid an aggregate of $15,290 pursuant to this arrangement. As of April 30, 2007, the Company had accrued $120,251 for costs related to those post-closure obligations.

On March 2, 2000, the Company made a loan to Mr. Bohlig, the Company's president and chief operating officer and a director of the Company. The terms of the loan provide for the payment of interest upon demand. The loan has no fixed repayment terms. Interest on the loan accrues monthly at the prime rate (8.25% at April 30, 2007) and is adjusted on a monthly basis. The Company's loan to Mr. Bohlig was in the aggregate principal amount of $400,000. As of August 15, 2007, $300,000 was outstanding under this loan, which was the largest aggregate amount of indebtedness outstanding under this loan since the beginning of fiscal 2007. On November 28, 2000, the Company made an additional loan to Mr. Bohlig. The terms of this loan are identical to the terms of the earlier loan. This loan to Mr. Bohlig was in the aggregate principal amount of $616,000. As of August 15, 2007, $616,000 was outstanding under this loan, which was the largest aggregate amount of indebtedness outstanding under this loan since the beginning of fiscal 2007. No principal or interest was paid in fiscal 2007 on these loans.

The Company has also entered into employment agreements with each of the executive officers of the Company. See "Employment Agreements."



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has adopted written policies and other established procedures regarding approval of transactions between the Company and any employee, officer, director and other related persons, including those required to be reported under Item 404 of Regulation S-K. The policy calls for related party transactions to be reviewed and, if deemed appropriate, approved by the Board's Audit Committee.

The Company engages Casella Construction, Inc., a company owned by John W. Casella, the Company's chief executive officer and chairman of the Board of Directors, and Douglas R. Casella, vice

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chairman of the Board of Directors of the Company, to provide construction services for the Company, including construction, closure and capping activities at the Company's landfills. In fiscal 2008, the Company paid Casella Construction, Inc. an aggregate of $10,682,502. From May 1, 2008 (the beginning of fiscal 2009) to July 31, 2008, the Company paid Casella Construction, Inc. an aggregate of $1,690,169.

The Company is party to two real estate leases with Casella Associates, a Vermont partnership owned by John W. Casella and Douglas R. Casella, relating to facilities occupied by the Company. The leases, relating to the Company's corporate headquarters in Rutland, Vermont and its Montpelier, Vermont facility, were renewed in April 2008 and provide for aggregate monthly payments of $24,946 and expire in April 2013. These leases have been classified by the Company as capital leases for financial reporting purposes.

From 1977 to 1992, the Company operated an unlined landfill located in Whitehall, New York owned by Bola, Inc., a corporation owned by John W. Casella and Douglas R. Casella, which operated as a single-purpose real estate holding company. The Company paid the cost of closing this landfill in 1992, and has agreed to pay all post-closure obligations. In fiscal 2008, the Company paid an aggregate of $8,175 pursuant to this arrangement. As of April 30, 2008, the Company had accrued $118,840 for costs related to those post-closure obligations.

On March 2, 2000, the Company made a loan to Mr. Bohlig. The terms of the loan provide for the payment of interest upon demand. The loan has no fixed repayment terms. Interest on the loan accrues monthly at the prime rate (5.0% at April 30, 2008) and is adjusted on a monthly basis. The Company's loan to Mr. Bohlig was in the aggregate principal amount of $400,000. On November 28, 2000, the Company made an additional loan to Mr. Bohlig. The terms of this loan are identical to the terms of the earlier loan. This loan to Mr. Bohlig was in the aggregate principal amount of $616,000. As of July 31, 2008, $1,109,182 was outstanding under these loans which was the largest aggregate amount of indebtedness outstanding under these loan since the beginning of fiscal 2008. A principal payment of $275,000 was paid in fiscal 2008 on these loans.

The Company has also entered into employment agreements with each of the executive officers of the Company. See "Employment Agreements."


2009 & 2010

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have adopted a written policy and have established procedures regarding approval of transactions between us and any employee, officer, director and other related persons, including those required to be reported under Item 404 of Regulation S-K. The policy requires that all related party transactions are reviewed by the Audit Committee and approved by our Board.

With respect to bidding projects in excess of $500,000 in which a related party, including Casella Construction, Inc. is a bidder, the Audit Committee has established a specific procedure. This procedure requires us to solicit a minimum of three qualified bids. The bid package is required to be sufficiently detailed to allow for direct comparisons of costs between responsive bidders. Bids for work on which Casella Construction, Inc. or any other related party is bidding are required to be directed to a third party engineer for opening, compilation and tabulation. The bids are then evaluated by the project team based on price, performance references, qualifications, experience, alternate bid items, proposed schedule, subcontractors qualifications/references, technical compliance and other bid information that is in the best interest of the project. In the event that a construction contract is successfully bid by a related party, bids and recommendations are required to be submitted to our Chief Financial Officer and our President or Chief Executive Officer for submission to the Audit Committee for review and to our Board for approval. With respect to sole source bids (i.e. those less than $500,000), the Audit Committee is required to be provided with documentation describing the reason for the work, a comparison of market or historical prices to the bid price, and senior management approval. Change orders relating to contracts with related parties are required to be forwarded to our Chief Financial Officer for submission to the Audit Committee for review and to our Board for approval before the change order is approved.

With respect to related party transactions involving aggregate consideration in excess of $10.0 million or in excess of $2.0 million if such transaction is not approved by a majority of disinterested directors, we are required by the terms of our debt instruments to obtain an opinion as to the fairness of such transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

Our related party policy also provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

We engage Casella Construction, Inc., a company owned by John W. Casella, our Chief Executive Officer and the Chairman of our Board, and Douglas R. Casella, the Vice Chairman of our Board, to provide construction services for us, including construction, closure and capping activities at our landfills. Total purchased services from Casella Construction, Inc. charged to operations or capitalized to landfills for fiscal 2008, 2009 and 2010 were $9,108,680, $7,626,143 and $9,296,728, respectively, of which $758,892, $562,829 and $467,275 were outstanding and included in either accounts payable or other current liabilities at April 30, 2008, 2009 and 2010, respectively. In addition, we have approved ongoing contracts with Casella Construction, Inc., which we expect will result in payments by us to Casella Construction, Inc.

We are also party to two real estate leases with Casella Associates, LLP, a Vermont limited liability company owned by Messrs. John Casella and Douglas Casella, relating to facilities we occupy. The leases, relating to Casella Waste Systems, Inc.'s corporate headquarters in Rutland, Vermont and our Montpelier, Vermont facility, were renewed in March 2008 and provide for aggregate monthly payments of $24,996 and expire in April 2013. These leases have been classified by us as capital leases for financial reporting purposes.

From 1977 to 1992, we operated an unlined landfill located in Whitehall, New York owned by Bola, Inc., a corporation owned by Messrs. John Casella and Douglas Casella, which operated as a single-purpose real estate holding company. We paid the cost of closing this landfill in 1992, and have agreed to pay all post-closure obligations. In fiscal 2008, 2009 and 2010, we paid an aggregate of $8,175, $9,785 and



CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have adopted a written policy and have established procedures regarding approval of transactions between us and any employee, officer, director and other related persons, including those required to be reported under Item 404 of Regulation S-K. The policy requires that all related party transactions are reviewed by the Audit Committee and approved by our Board.

With respect to bidding projects in excess of $500,000 in which a related party, including Casella Construction, Inc. is a bidder, the Audit Committee has established a specific procedure. This procedure requires us to solicit a minimum of three qualified bids. The bid package is required to be sufficiently detailed to allow for direct comparisons of costs between responsive bidders. Bids for work on which Casella Construction, Inc. or any other related party is bidding are required to be directed to a third party engineer for opening, compilation and tabulation. The bids are then evaluated by the project team based on price, performance references, qualifications, experience, alternate bid items, proposed schedule, subcontractors qualifications/references, technical compliance and other bid information that is in the best interest of the project. In the event that a construction contract is successfully bid by a related party, bids and recommendations are required to be submitted to our Chief Financial Officer and our President or Chief Executive Officer for submission to the Audit Committee for review and to our Board for approval. With respect to sole source bids (i.e. those less than $500,000), the Audit Committee is required to be provided with documentation describing the reason for the work, a comparison of market or historical prices to the bid price, and senior management approval. Change orders relating to contracts with related parties are required to be forwarded to our Chief Financial Officer for submission to the Audit Committee for review and to our Board for approval before the change order is approved.

With respect to related party transactions involving aggregate consideration in excess of $10.0 million or in excess of $2.0 million if such transaction is not approved by a majority of disinterested directors, we are required by the terms of our debt instruments to obtain an opinion as to the fairness of such transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

Our related party policy also provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

We engage Casella Construction, Inc., a company owned by John W. Casella, our Chief Executive Officer and the Chairman of our Board, and Douglas R. Casella, the Vice Chairman of our Board, to provide construction services for us, including construction, closure and capping activities at our landfills. Total purchased services from Casella Construction, Inc. charged to operations or capitalized to landfills for fiscal 2011, 2010 and 2009 were $6,053,320, $9,296,728 and $7,626,143, respectively, of which $208,692, $467,275 and $562,829 were outstanding and included in either accounts payable or other current liabilities at April 30, 2011, 2010 and 2009, respectively. In addition, we have approved ongoing contracts with Casella Construction, Inc., which we expect will result in payments by us to Casella Construction, Inc.

We are also party to two real estate leases with Casella Associates, LLP, a Vermont limited liability company owned by Messrs. John Casella and Douglas Casella, relating to facilities we occupy. The leases, relating to Casella Waste Systems, Inc.'s corporate headquarters in Rutland, Vermont and our Montpelier, Vermont facility, were renewed in March 2008 and provide for aggregate monthly payments of $24,996 and expire in April 2013. These leases have been classified by us as capital leases for financial reporting purposes.

From 1977 to 1992, we operated an unlined landfill located in Whitehall, New York owned by Bola, Inc., a corporation owned by Messrs. John Casella and Douglas Casella, which operated as a single-purpose real estate holding company. We paid the cost of closing this landfill in 1992, and have agreed to pay all post-closure obligations. In fiscal 2011, 2010 and 2009, we paid an aggregate of $7,986, $9,040 and



CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have adopted a written policy and have established procedures regarding approval of transactions between us and any employee, officer, director and other related persons, including those required to be reported under Item 404 of Regulation S-K. The policy requires that all related party transactions are reviewed by the Audit Committee and approved by our Board.

With respect to bidding projects in excess of $500,000 in which a related party, including Casella Construction, Inc. is a bidder, the Audit Committee has established a specific procedure. This procedure requires us to solicit a minimum of three qualified bids. The bid package is required to be sufficiently detailed to allow for direct comparisons of costs between responsive bidders. Bids for work on which Casella Construction, Inc. or any other related party is bidding are required to be directed to a third party engineer for opening, compilation and tabulation. The bids are then evaluated by the project team based on price, performance references, qualifications, experience, alternate bid items, proposed schedule, subcontractors qualifications/references, technical compliance and other bid information that is in the best interest of the project. In the event that a construction contract is successfully bid by a related party, bids and recommendations are required to be submitted to our Chief Financial Officer and our President or Chief Executive Officer for submission to the Audit Committee for review and to our Board for approval. With respect to sole source bids (i.e. those less than $500,000), the Audit Committee is required to be provided with documentation describing the reason for the work, a comparison of market or historical prices to the bid price, and senior management approval. Change orders relating to contracts with related parties are required to be forwarded to our Chief Financial Officer for submission to the Audit Committee for review and to our Board for approval before the change order is approved.

With respect to related party transactions involving aggregate consideration in excess of $10.0 million or in excess of $2.0 million if such transaction is not approved by a majority of disinterested directors, we are required by the terms of our debt instruments to obtain an opinion as to the fairness of such transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

Our related party policy also provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

We engage Casella Construction, Inc., a company owned by John W. Casella, our Chief Executive Officer and the Chairman of our Board, and Douglas R. Casella, the Vice Chairman of our Board, to provide construction services for us, including construction, closure and capping activities at our landfills. Total purchased services from Casella Construction, Inc. charged to operations or capitalized to landfills for fiscal 2012, 2011 and 2010 were $2,611,607, $6,067,652 and $9,303,008, respectively, of which $44,506, $209,245 and $467,275 were outstanding and included in either accounts payable or other current liabilities at April 30, 2012, 2011 and 2010, respectively. In addition, we have approved ongoing contracts with Casella Construction, Inc., which we expect will result in payments by us to Casella Construction, Inc.

We are also party to two real estate leases with Casella Associates, LLP, a Vermont limited liability company owned by Messrs. John Casella and Douglas Casella, relating to facilities we occupy. The leases, relating to Casella Waste Systems, Inc.'s corporate headquarters in Rutland, Vermont and our Montpelier, Vermont facility, were renewed in March 2008 and provide for aggregate monthly payments of $24,996 and expire in April 2013. These leases have been classified by us as capital leases for financial reporting purposes.

From 1977 to 1992, we operated an unlined landfill located in Whitehall, New York owned by Bola, Inc., a corporation owned by Messrs. John Casella and Douglas Casella, which operated as a single-purpose real estate holding company. We paid the cost of closing this landfill in 1992, and have agreed to


2013

Certain Relationships and Related Person Transactions

We have adopted a written policy and have established procedures regarding approval of transactions between us and any employee, officer, director and other related persons, including those required to be reported under Item 404 of Regulation S-K. The policy requires that all related person transactions are reviewed by the Audit Committee and approved by our Board.

With respect to bidding projects in excess of $500,000 in which a related person, including Casella Construction, Inc. is a bidder, the Audit Committee has established a specific procedure. This procedure requires us to solicit a minimum of three qualified bids. The bid package is required to be sufficiently detailed to allow for direct comparisons of costs between responsive bidders. Bids for work on which Casella Construction, Inc. or any other related person is bidding are required to be directed to a third party engineer for opening, compilation and tabulation. The bids are then evaluated by the project team based on price, performance references, qualifications, experience, alternate bid items, proposed schedule, subcontractors qualifications/references, technical compliance and other bid information that is in the best interest of the project. In the event that a construction contract is successfully bid by a related person, bids and recommendations are required to be submitted to our Chief Financial Officer and our President and Chief Operating Officer or our Chief Executive Officer for submission to the Audit Committee for review and to our Board for approval. With respect to sole source bids (i.e. those less than $500,000), the Audit Committee is required to be provided with documentation describing the reason for the work, a comparison of market or historical prices to the bid price, and senior management approval. Change orders relating to contracts with related parties are required to be forwarded to our Chief Financial Officer for submission to the Audit Committee for review and to our Board for approval before the change order is approved; provided that change orders to existing contracts with related parties may be approved by members of our management who are not affiliated with the related parties as long as the total value of such change orders does not exceed 10% of the value of the contract, up to a maximum of $500,000, and subject to ratification of the change order by our Board. Transactions not exceeding $75,000 individually or $300,000 in the aggregate in any fiscal year may, for administrative purposes, be approved by our President and Chief Operating Officer or our Chief Financial Officer, subject to ratification and approval by the Audit Committee and our Board of Directors.

With respect to related person transactions involving aggregate consideration in excess of $10.0 million or in excess of $2.0 million if such transaction is not approved by a majority of disinterested directors, we are required by the terms of our debt instruments to obtain an opinion as to the fairness of such transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

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Our related person transaction policy also provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

We engage Casella Construction, Inc., a company owned by John W. Casella, our Chief Executive Officer and the Chairman of our Board, and Douglas R. Casella, the Vice Chairman of our Board, to provide construction services for us, including construction, closure and capping activities at our landfills. Total purchased services from Casella Construction, Inc. charged to operations or capitalized to landfills for fiscal 2013, the fiscal year ended April 30, 2012, which we refer to as fiscal 2012, and the fiscal year ended April 30, 2011, which we refer to as fiscal 2011, were $6,576,752, $2,611,607 and $6,067,652, respectively, of which $1,188,852, $44,506 and $209,245, respectively, were outstanding and included in either accounts payable or other current liabilities at April 30, 2013, 2012 and 2011. In addition, we have approved ongoing contracts with Casella Construction, Inc., which we expect will result in additional payments by us to Casella Construction, Inc.

Certain Relationships and Related Person Transactions

We have adopted a written policy and have established procedures regarding approval of transactions between us and any employee, officer, director and other related persons, including those required to be reported under Item 404 of Regulation S-K. The policy requires that all related person transactions are reviewed by the Audit Committee and approved by our Board.

With respect to bidding projects in excess of $500,000 in which a related person, including Casella Construction, Inc. is a bidder, the Audit Committee has established a specific procedure. This procedure requires us to solicit a minimum of three qualified bids. The bid package is required to be sufficiently detailed to allow for direct comparisons of costs between responsive bidders. Bids for work on which Casella Construction, Inc. or any other related person is bidding are required to be directed to a third party engineer for opening, compilation and tabulation. The bids are then evaluated by the project team based on price, performance references, qualifications, experience, alternate bid items, proposed schedule, subcontractors qualifications/references, technical compliance and other bid information that is in the best interest of the project. In the event that a construction contract is successfully bid by a related person, bids and recommendations are required to be submitted to our Chief Financial Officer and our President and Chief Operating Officer for submission to the Audit Committee for review and to our Board for approval. With respect to sole source bids (i.e. those less than $500,000), the Audit Committee is required to be provided with documentation describing the reason for the work, a comparison of market or historical prices to the bid price, and approval by our Chief Financial Officer or our President and Chief Operating Officer. Change orders relating to contracts with related parties are required to be forwarded to our Chief Financial Officer for submission to the Audit Committee for review and to our Board for approval before the change order is approved; provided that change orders to existing contracts with related parties may be approved by our Chief Financial Officer and our President and Chief Operating Officer (executive officers who are not affiliated with the related parties), as long as the total value of such change orders does not exceed 10% of the value of the contract, up to a maximum of $500,000, and subject to ratification of the change order by our Board. Transactions not exceeding $75,000 individually or $300,000 in the aggregate in any fiscal year may, for administrative purposes, be approved by our President and Chief Operating Officer or our Chief Financial Officer, subject to ratification and approval by the Audit Committee and our Board.

With respect to related person transactions involving aggregate consideration in excess of $10.0 million, or in excess of $2.0 million if such transaction is not approved by a majority of disinterested directors, we are required by the terms of our debt instruments to obtain an opinion as to the fairness of such transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.


2014

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Our related person transaction policy also provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

We engage Casella Construction, Inc., a company owned by John W. Casella, our Chief Executive Officer and the Chairman of our Board, and Douglas R. Casella, the Vice Chairman of our Board, to provide construction services for us, including construction, closure and capping activities at our landfills. Total purchased services from Casella Construction, Inc. charged to operations or capitalized to landfills for fiscal 2014, the fiscal year ended April 30, 2013, which we refer to as fiscal 2013, and the fiscal year ended April 30, 2012, which we refer to as fiscal 2012, were $7,815,863, $6,576,752 and $2,611,607, respectively, of which $890,354, $1,188,852 and $44,506, respectively, were outstanding and included in either accounts payable or other current liabilities at April 30, 2014, 2013 and 2012. In addition, we have approved ongoing contracts with Casella Construction, Inc., which we expect will result in additional payments by us to Casella Construction, Inc.

We are also party to two real estate leases with Casella Associates, LLP, a Vermont limited liability company owned by Messrs. John Casella and Douglas Casella. These leases relate to our corporate headquarters in Rutland, Vermont and our Montpelier, Vermont facility, and provide for aggregate monthly payments by us of $27,375, subject to an annual escalation provision based on increases in the consumer price index, through their expiration in April 2023.

From 1977 to 1992, we operated an unlined landfill located in Whitehall, New York owned by Bola, Inc., a corporation owned by Messrs. John Casella and Douglas Casella, which operated as a single-purpose real estate holding company. We paid the cost of closing this landfill in 1992, and have agreed to pay all post-closure obligations. In fiscal 2014, 2013 and 2012, we paid an aggregate of $8,111, $8,111 and $7,871, respectively, pursuant to this arrangement. As of April 30, 2014, 2013 and 2012, we had accrued $94,396, $100,282 and $84,331, respectively, for costs related to those post-closure obligations.

In fiscal 2014, we granted Mr. Douglas Casella a restricted stock unit award with a grant date fair value of $120,619 that vests in three equal annual installments beginning on the first anniversary of the date of grant, as well as other compensation valued at $22,809 for his service as President of Casella Waste Management, Inc., our wholly-owned subsidiary.

We have entered into employment agreements with certain of our officers. See "Employment Agreements."

FOR IMMEDIATE RELEASE

CASELLA WASTE SYSTEMS, INC. AND KTI, INC. TO MERGE

COMBINATION CREATES AN INTEGRATED WASTE MANAGEMENT LEADER IN THE NORTHEASTERN U.S.

TRANSACTION EXPECTED TO BE SIGNIFICANTLY ACCRETIVE; PROVIDES ATTRACTIVE REGIONAL SYNERGIES AND OPENS NEW MARKETS

RUTLAND, VERMONT/GUTTENBERG, NEW JERSEY (January 13, 1999)--Casella Waste Systems, Inc. (Nasdaq: CWST), a regional, non-hazardous solid-waste services company, and KTI, Inc. (Nasdaq: KTIE), a diversified integrated waste processing company, jointly announced today that the two companies would merge.

Upon closing of the transaction, KTI shareholders will receive 0.91 shares of Casella common stock for each KTI common share. The closing is subject to approval by the stockholders of the companies, antitrust clearance, qualification of the merger as a tax-free pooling of interests, and other customary closing conditions. The companies anticipate that the merger should close during the second calendar quarter of 1999.

After the merger, Casella will have annualized revenues of approximately $460 million, EBITDA in excess of $115 million, and total assets in excess of $650 million. The companies anticipate near-term synergies of approximately $9 million annually. The transaction is expected to be immediately accretive to earnings, estimated at $0.34 per share over current First Call estimates of $0.96 for the fiscal year ending April 30, 2000. For the fiscal year ending April 30, 2000, the combined company projects revenues of $560 million, EBITDA of $145 million, and EPS of $1.30 per share.

Fiscal 2011 Outlook

"In fiscal year 2011, our emphasis is on further improving cash flows through increased pricing, operating efficiencies, focused capital deployment, and execution of our divestiture program," Casella said. "Our plan for the fiscal year assumes that economic activity remains soft with limited GDP growth,

essentially mirroring the conditions that our business experienced during the last six months of our fiscal year 2010."

The company provided guidance for its fiscal year 2011, which began May 1, 2010, by estimating results in the following ranges:

- Revenues between $532.0 million and $542.0 million;
- Adjusted EBITDA* between $123.0 million and $127.0 million;
- Capital Expenditures between $60.0 million and $66.0 million, with maintenance capital expenditures of $53.0 million to $56.0 million and growth capital expenditures of $7.0 million to $10.0 million; and
- Free Cash Flow* between $1.0 million and $8.0 million. Please note our definition of "Free Cash Flow" for fiscal year 2011 is as follows: net cash provided by operating activities; less capital expenditures; less payments on landfill operating leases; less assets acquired through financing leases; plus proceeds from sales of property and equipment.

The company said the following assumptions are built into its fiscal year 2011 outlook:

- No material changes in the regional economy from the fourth quarter fiscal year 2010.
- In the solid waste business, revenue growth of between 0.5 percent and 2.0 percent, with price growth targeted at 50 basis points in excess of CPI; volumes up mainly from expected landfill volume growth at the Ontario and Hakes landfills.
- In the recycling business, overall revenue growth of between 0.5 percent and 2.5 percent, with price up and volumes down.
- In the major accounts business, overall revenue growth of between 20.0 percent and 25.0 percent, principally through volume growth with the addition of new contracts. The major accounts line of business requires little to no capital, however growth of this high return on invested capital business is expected to negatively impact overall margins by 50 basis points year-over-year.
- The following project specific impacts are included in the overall guidance estimates for fiscal year 2011: With the new permit issued at the Southbridge landfill, the company plans to begin converting tonnages to municipal solid waste and expects an approximate incremental Adjusted EBITDA contribution of $1.0 million for the fiscal year with a six month conversion period. The Maine Energy Recovery Company waste-to-energy facility began selling power in the "day ahead" market in May 2010, which at current market rates is estimated to result in a negative $5.0 million year-over-year revenue variance. The Pine Tree landfill was permanently closed during Q3 fiscal year 2010, which will result in a negative $4.4 million year-over-year Adjusted EBITDA variance. In the FCR group, the

EX-99.1 2 ex99-1.htm EXHIBIT 99.1

Exhibit 99.1

Morgan's Foods, Inc.
Transition News Release
12-10-12

Contact: Kenneth L. Hignett
Senior Vice President, CFO and Secretary
Morgan's Foods, Inc.
(216) 359-2102

STEIN-SAPIR RETIRES AT MORGAN'S FOODS INC.;
NEW TEAM NAMED TO LEAD COMPANY

CLEVELAND, OHIO December 10, 2012 – Leonard R. Stein-Sapir will retire as Chairman and Chief Executive Officer of Cleveland-based Morgan's Foods, Inc. effective December 31, 2012, the Company's Board of Directors announced today. Morgan's Food's, Inc. (OTC:MRFD) is a national franchisee operating 58 KFC restaurants, five Taco Bell restaurants, nine KFC/Taco Bell "2n1" restaurants and three Taco Bell/Pizza Hut "2n1" restaurants, with locations in Ohio, Pennsylvania, West Virginia, Illinois, New York and Missouri.

Assuming leadership roles at the Company are James C. Pappas, who has been named Chairman of the Board of Directors, and James (Jim) J. Liguori, who has been named interim Chief Executive Officer. In recognition of his long service and contributions to the Company, Stein-Sapir has been named chairman emeritus.

Board member Marilyn Eisele, who chaired the board committee assigned to identify a transition plan for the Company in anticipation of Stein-Sapir's retirement, said both Pappas and Liguori are sound choices for the Company and are well-positioned to continue the legacy Stein-Sapir leaves at Morgan's Foods, Inc.

"Both James and Jim know Morgan's well and we are delighted to put this new management team in place," Eisele said. "They are assuming the helm of a company that Leonard significantly shaped. We will miss his leadership and great commitment to this Company, but appreciate his desire to begin a new chapter in his life that will allow him to pursue the interests and activities we so often asked him to put aside in the past in favor of company business."

Pappas has served as a member of the Morgan's Foods, Inc. Board of Directors since February 2012. He is the managing member of JCP Investment Management, LLC, based in Houston. Prior to JCP, Pappas worked for the Goldman Sachs Group, in that company's investment banking division and was a private investor. He previously was employed by Bank of America Securities, providing advice on a wide range of transactions including mergers and acquisitions, financing, restructurings and buy-side engagements.

Prior to this appointment, Liguori served as President and Chief Operating Officer of Morgan's Foods, Inc., a position he had held since 1988. Since joining Morgan's Foods, Inc. in 1979, he has been responsible for the Company's total business environment including operations, human resources, real estate and construction, marketing, acquisitions and franchisee relations. He currently serves as an elected member of KFC's National Council of Advertising Cooperatives, and is chair of that group's beverage subcommittee. He also serves on KFC's national marketing committee and its contract and facilities committee. In 2012, he was the recipient of KFC's President's Award and has received the company's Navigator Award for restaurant design and development, as well as the STAR Award from the KFC Franchisee Association. Prior to joining Morgan's Foods, Inc., Liguori was in charge of restaurant operations for the Eastern Division of the Campbell Soup Company. He began his career with Smith Barney, New York.

-more-

Liguori is a founding member and secretary of Providence Ghana Aid, a non-profit providing medical missions and supplies to Margret Marquardt Hospital in Ghana. He is a board member of the McKenzie Fund, which supports continuing education for nursing professionals working in the pediatric intensive care unit at Akron Children's Hospital.

Along with the position he held at Morgan's Foods, Inc., Stein-Sapir is Chairman and Chief Executive Officer of Mortgage Information Services (MIS), which operates offices in Cleveland, Ohio, Miami Lakes, Florida, and Phoenix, Arizona. The company provides national mortgage lenders with flood zone certifications, property reports, title insurance policies, property valuation reports, appraisals and settlement services in all 50 states. Prior to starting MIS in 1990, Stein-Sapir was Chairman and Chief Executive Officer for Record Data, Inc., the nation's largest title insurance agency, which became part of TRW in 1985. Earlier in his career, Stein-Sapir served as vice president of corporate development for Jewelcor, Inc., and was associated with the corporate finance department of Oppenheimer and Company. He began his career as an attorney for the corporate finance division of the Securities and Exchange Commission.

Stein-Sapir, 73, serves on the board of directors at Automated Packaging, Inc., in Streetsboro, Ohio, and has served as a trustee and member of the executive committee of the Montefiore Home for the Aged, the advisory board of US Bank Cleveland, the director's circle of the Cleveland Museum of Art, the board of directors of TAVMA (Title, Appraisal, Vendor, Management, Association) and a member of the board of trustees of the Cleveland Play House.

Forwarding-Looking Statement

Statements in this release that are not historical in nature are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual events or results to differ materially from those expressed or implied in this release. The forward-looking statements reflect the Company's current expectations based upon data available at the time of the statement. Such risks and uncertainties include both Company risk and uncertainties and general economic and industry risks and uncertainties. Such risks and uncertainties include, but are not limited to, the Company's debt covenant compliance, actions that lenders may take with respect to any debt covenant violations, the Company's ability to obtain waivers of any debt covenant violations or to pay all of its current and long-term obligations and those risks described in Part I Item 1A. ("Risk Factors") of the Company's Form 10-K for the fiscal year ended February 27, 2011. Economic and industry risks and uncertainties include, but are not limited to, franchisor promotions, business and economic conditions, legislation and governmental regulation, competition, success of operating initiatives and advertising and promotional efforts, volatility of commodity costs and increases in minimum wage and other operating costs, availability and cost of land and construction, consumer preferences, spending patterns and demographic trends. The Company does not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this release.

###


2005

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS	April 30, 2004	April 30, 2005
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,007	$ 8,578
Restricted cash	129	70
Accounts receivable - trade, net of allowance for doubtful accounts of $583 and $707	49,462	51,726
Notes receivable - officers/employees	89	88
Refundable income taxes	623	874
Prepaid expenses	4,164	4,371
Inventory	1,848	2,538
Deferred income taxes	4,328	—
Other current assets	854	1,138
Total current assets	69,504	69,383
Property, plant and equipment, net of accumulated depreciation and amortization of $268,019 and $324,903	372,038	412,753
Goodwill	157,230	157,492
Intangible assets, net	3,578	2,711
Restricted cash	12,290	12,124
Notes receivable - officers/employees	1,016	916
Deferred income taxes	286	3,155
Investments in unconsolidated entities	37,914	37,699
Net assets under contractual obligation	2,148	1,392
Other non-current assets	14,928	14,829
	601,428	643,071
	$ 670,932	$ 712,454

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(in thousands, except for share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	April 30, 2004	April 30, 2005
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 5,542	$ 281 — Debt
Current maturities of capital lease obligations	602	632
Accounts payable	40,034	46,107
Accrued payroll and related expenses	7,425	9,688
Accrued interest	6,024	4,818
Deferred income taxes	—	1,419
Accrued capping, closure and post-closure costs, current portion	2,471	5,290
Other accrued liabilities	25,273	24,519
Total current liabilities	87,371	92,754

Long-term debt, less current maturities	349,163	378,436
Capital lease obligations, less current maturities	1,367	1,475
Accrued capping, closure and post-closure costs, less current maturities	22,752	21,338
Other long-term liabilities	13,148	11,705
COMMITMENTS AND CONTINGENCIES		
Series A redeemable, convertible preferred stock - Authorized - 55,750 shares, issued and outstanding - 55,750 and 53,750 as of April 30, 2004 and 2005, respectively, liquidation preference of $1,000 per share plus accrued but unpaid dividends	67,076	67,964
STOCKHOLDERS' EQUITY:		
Class A common stock - Authorized - 100,000,000 shares, $0.01 par value; issued and outstanding - 23,496,000 and 23,860,000 shares as of April 30, 2004 and 2005, respectively	235	239
Class B common stock - Authorized - 1,000,000 shares, $0.01 par value, 10 votes per share, issued and outstanding - 988,000 shares	10	10
Accumulated other comprehensive income	408	767
Additional paid-in capital	272,993	274,088
Accumulated deficit	(143,591)	(136,322)
Total stockholders' equity	130,055	138,782
	$ 670,932	$ 712,454

Debt

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

Revenues

	Fiscal Year Ended April 30,		
	2003	2004	2005
Revenues	$ 419,518	$ 437,961	$ 481,964
Operating expenses:			
Cost of operations	277,579	285,828	310,921
General and administration	55,432	58,167	63,678
Depreciation and amortization	47,879	59,596	65,637
Impairment charge	4,864	1,663	—
Deferred costs	—	—	295
	385,754	405,254	440,531
Operating income	33,764	32,707	41,433
Other expense/(income), net:			
Interest income	(318)	(251)	(453)
Interest expense	26,354	25,500	29,844
Income from equity method investment	(2,073)	(2,261)	(2,883)
Loss on debt extinguishment	3,649	—	1,716
Minority interest	(152)	—	—
Other expense/(income)	(1,599)	5,949	273
Other expense, net	25,861	28,937	28,497

D&A

Deferred costs

Op. Income

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended April 30,		
	2003	2004	2005
Cash Flows from Operating Activities:			
Net income (loss)	$ (59,808)	$ 8,105	$ 7,269
Adjustments to reconcile net income to net cash provided by operating activities -			
Depreciation and amortization	47,879	59,596	65,637
Depletion of landfill operating lease obligations	—	1,248	4,785
Loss on disposal of discontinued operations, net	—	—	82
Reclassification from discontinued operations, net	(50)	—	—
Cumulative effect of change in accounting principle, net	63,916	(2,723)	—
Income from equity method investment	(2,073)	(2,261)	(2,883)
Dividend from equity method investment	2,000	—	2,000
Impairment charge	4,864	1,663	—
Deferred costs	—	—	295
Loss on debt extinguishment	3,649	—	1,716
Loss from asset write down	—	8,018	—
Loss (gain) on sale of equipment	386	(308)	372
Gain on sale of assets	(684)	(1,144)	—
Minority interest	(152)	—	—
Deferred income taxes	6,052	(2,005)	5,132
Changes in assets and liabilities, net of effects of acquisitions and divestitures -			
Accounts receivable	(7,466)	(5,859)	(2,456)
Accounts payable	12,031	8,065	6,073
Other assets and liabilities	(3,592)	(2,497)	(4,988)
	126,760	61,793	75,765
Net Cash Provided by Operating Activities	66,952	69,898	83,034
Cash Flows from Investing Activities:			
Acquisitions, net of cash acquired	(18,068)	(31,947)	(9,513)
Additions to property, plant and equipment - growth	—	(10,271)	(24,723)
- maintenance	(41,925)	(48,064)	(55,341)
Payments on landfill operating lease contracts	—	(32,223)	(20,276)
Proceeds from divestitures	875	4,984	3,050
Proceeds from sale of equipment	1,212	506	2,292
Advances to unconsolidated entities	(5,302)	(7,332)	—
Proceeds from assets under contractual obligation	—	689	756
Net Cash Used In Investing Activities	(63,208)	(123,658)	(103,755)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	380,521	195,303	318,900
Principal payments on long-term debt	(361,905)	(150,562)	(296,210)
Deferred financing costs	(11,466)	(2,632)	(3,051)
Proceeds from exercise of stock options	460	4,006	1,653
Net Cash Provided by Financing Activities	7,610	46,115	21,292
Net increase (decrease) in cash and cash equivalents	11,354	(7,645)	571
Cash and cash equivalents, beginning of period	4,298	15,652	8,007
Cash and cash equivalents, end of period	$ 15,652	$ 8,007	$ 8,578

Depletio

Cash flow from ops

Acquisitions

Capex

The accompanying notes are an integral part of these consolidated financial statements.



CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS	April 30, 2005	April 30, 2006
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,578	$ 7,429
Restricted cash	70	72
Accounts receivable — trade, net of allowance for doubtful accounts of $707 and $661	51,726	56,269
Notes receivable — officers/employees	88	87
Refundable income taxes	874	—
Prepaid expenses	4,371	5,126
Inventory	2,538	2,975
Deferred income taxes	—	5,034
Other current assets	1,138	1,982
Total current assets	69,383	78,974
Property, plant and equipment, net of accumulated depreciation and amortization of $324,903 and $388,808	412,753	481,284
Goodwill	157,492	171,258
Intangible assets, net	2,711	2,762
Restricted cash	12,124	17,887
Notes receivable — officers/employees	916	916
Deferred income taxes	3,155	—
Investments in unconsolidated entities	37,699	44,491
Net assets under contractual obligation	1,392	937
Other non-current assets	14,829	12,602
	643,071	732,137
	$712,454	$811,111

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(in thousands, except for share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	April 30, 2005	April 30, 2006
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 281	$ 527 Debt
Current maturities of capital lease obligations	632	1,061
Accounts payable	46,107	46,364
Accrued payroll and related expenses	9,688	6,818
Accrued interest	4,818	6,650
Accrued income taxes	—	200
Deferred income taxes	1,419	—
Current accrued capping, closure and post-closure costs	5,290	4,771

Other accrued liabilities	24,519	28,374
Total current liabilities	92,754	94,765
Long-term debt, less current maturities	378,436	452,720
Capital lease obligations, less current maturities	1,475	1,747
Accrued capping, closure and post-closure costs, less current portion	21,338	23,245
Deferred income taxes	—	6,957
Other long-term liabilities	11,705	11,757
COMMITMENTS AND CONTINGENCIES		
Series A redeemable, convertible preferred stock — Authorized — 55,750 shares; issued and outstanding — 53,750 and 53,000 shares as of April 30, 2005 and April 30, 2006, respectively, liquidation preference of $1,000 per share plus accrued but unpaid dividends	67,964	70,430
STOCKHOLDERS' EQUITY:		
Class A common stock— Authorized — 100,000,000 shares, $0.01 par value; issued and outstanding — 23,860,000 and 24,185,000 shares as of April 30, 2005 and April 30, 2006, respectively	239	242
Class B common stock — Authorized — 1,000,000 shares, $0.01 par value; 10 votes per share, issued and outstanding — 988,000 shares	10	10
Accumulated other comprehensive income	767	159
Additional paid-in capital	274,088	274,297
Accumulated deficit	(136,322)	(125,218)
Total stockholders' equity	138,782	149,490
	$712,454	$811,111

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Fiscal Year Ended April 30,		
	2004	2005	2006
Revenues	$437,961	$481,964	$525,928
Operating expenses:			
Cost of operations	285,828	310,921	348,520
General and administration	58,167	63,678	69,144
Depreciation and amortization	59,596	65,637	64,589
Impairment charge	1,663	—	—
Deferred costs	—	295	1,329
	405,254	440,531	483,582
Operating income	32,707	41,433	42,346
Other expense/(income), net:			
Interest income	(251)	(453)	(928)

Interest expense	25,500	29,844	32,942
Income from equity method investments	(2,261)	(2,883)	(5,742)
Loss on debt extinguishment	—	1,716	—
Other (income)/expense	5,949	273	(1,985)
Other expense, net	28,937	28,497	24,287
Income from continuing operations before income taxes, discontinued operations and cumulative effect of change in accounting principle	3,770	12,936	18,059
Provision (benefit) for income taxes	(1,622)	5,725	6,955
Income from continuing operations before discontinued operations and cumulative effect of change in accounting principle	5,392	7,211	11,104
Discontinued Operations:			
Income (loss) from discontinued operations (net of income tax (provision) benefit of $2 and ($96))	(10)	140	—
Loss on disposal of discontinued operations (net of income tax provision of ($692))	—	(82)	—
Cumulative effect of change in accounting principle (net of income tax provision of ($1,856))	2,723	—	—
Net income	8,105	7,269	11,104
Preferred stock dividend	3,252	3,338	3,432
Net income available to common stockholders	$ 4,853	$ 3,931	$ 7,672

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended April 30,		
	2004	2005	2006
Cash Flows from Operating Activities:			
Net income	$ 8,105	$ 7,269	$ 11,104
Adjustments to reconcile net income to net cash provided by operating activities —			
Depreciation and amortization	59,596	65,637	64,589
Depletion of landfill operating lease obligations	1,248	4,785	6,284
Loss on disposal of discontinued operations, net	—	82	—
Cumulative effect of change in accounting principle, net	(2,723)	—	—
Income from equity method investments	(2,261)	(2,883)	(5,742)
Dividend from equity method investment	—	2,000	—
Impairment charge	1,663	—	—
Deferred costs	—	295	1,329
Loss on debt extinguishment	—	1,716	—
Loss from asset write down	8,018	—	—
Gain (loss) on sale of equipment	(308)	372	(105)
Gain on sale of assets	(1,144)	—	—
Deferred income taxes	(2,005)	5,132	4,984
Changes in assets and liabilities, net of effects of acquisitions and divestitures —			
Accounts receivable	(5,859)	(2,456)	(6,435)
Accounts payable	8,065	6,073	(1,514)
Other assets and liabilities	(2,497)	(4,988)	570
	61,793	75,765	63,960
Net Cash Provided by Operating Activities	69,898	83,034	75,064
Cash Flows from Investing Activities:			
Acquisitions, net of cash acquired	(31,947)	(9,513)	(19,691)
Additions to property, plant and equipment — growth	(10,271)	(24,723)	(47,474)
— maintenance	(48,064)	(55,341)	(66,537)
Payments on landfill operating lease contracts	(32,223)	(20,276)	(10,539)
Proceeds from divestitures	4,984	3,050	—
Proceeds from sale of equipment	506	2,292	1,678
Restricted cash from revenue bond issuance	—	—	(5,469)
Investment in unconsolidated entities	(7,332)	—	(3,047)
Proceeds from assets under contractual obligation	689	756	861
Net Cash Used In Investing Activities	(123,658)	(103,755)	(150,218)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	195,303	318,900	208,997
Principal payments on long-term debt	(150,562)	(296,210)	(136,424)
Deferred financing costs	(2,632)	(3,051)	(768)
Proceeds from exercise of stock options	4,006	1,653	2,200
Net Cash Provided by Financing Activities	46,115	21,292	74,005
Net (decrease) increase in cash and cash equivalents	(7,645)	571	(1,149)
Cash and cash equivalents, beginning of period	15,652	8,007	8,578
Cash and cash equivalents, end of period	$ 8,007	$ 8,578	$ 7,429

The accompanying notes are an integral part of these consolidated financial statements.



CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

ASSETS	April 30, 2006	April 30, 2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 7,425	$ 12,363
Restricted cash	72	73
Accounts receivable—trade, net of allowance for doubtful accounts of $650 and $1,592	55,359	60,517
Notes receivable—officers/employees	87	87
Refundable income taxes	—	1,340
Prepaid expenses	5,115	5,518
Inventory	2,975	3,524
Deferred income taxes	5,034	8,215
Other current assets	1,982	1,636
Current assets of discontinued operations	925	—
Total current assets	78,974	93,273
Property, plant and equipment, net of accumulated depreciation and amortization of $387,615 and $421,532	474,292	487,621
Goodwill	171,258	173,350
Intangible assets, net	2,762	2,217
Restricted cash	17,887	12,734
Notes receivable—officers/employees	916	916
Deferred income taxes	—	1,546
Investments in unconsolidated entities	44,491	49,969
Net assets under contractual obligation	937	55
Other non-current assets	12,602	10,885
Non-current assets of discontinued operations	6,992	—
	732,137	739,293
	$ 811,111	$ 832,566

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands, except for share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	April 30, 2006	April 30, 2007
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 527	$ 1,215
Current maturities of capital lease obligations	1,061	1,104
Series A redeemable, convertible preferred stock	—	74,018

Accounts payable	45,770	52,371
Accrued payroll and related expenses	6,776	8,555
Accrued interest	6,650	9,275
Accrued income taxes	200	—
Current accrued capping, closure and post-closure costs	4,771	8,921
Other accrued liabilities	28,184	31,166
Current liabilities of discontinued operations	826	—
Total current liabilities	94,765	186,625
Long-term debt, less current maturities	452,720	476,225
Capital lease obligations, less current maturities	1,747	650
Accrued capping, closure and post-closure costs, less current portion	23,245	29,451
Deferred income taxes	6,957	—
Other long-term liabilities	11,757	10,119
COMMITMENTS AND CONTINGENCIES		
Series A redeemable, convertible preferred stock— Authorized—55,750 shares, issued and outstanding—53,000 as of April 30, 2006, liquidation preference of $1,000 per share plus accrued but unpaid dividends	70,430	—
STOCKHOLDERS' EQUITY:		
Class A common stock— Authorized—100,000,000 shares, $0.01 par value; issued and outstanding—24,185,000 and 24,332,000 shares as of April 30, 2006 and April 30, 2007, respectively	242	243
Class B common stock— Authorized—1,000,000 shares, $0.01 par value, 10 votes per share, issued and outstanding—988,000 shares	10	10
Accumulated other comprehensive (loss) income	159	(1,001)
Additional paid-in capital	274,297	273,345
Accumulated deficit	(125,218)	(143,101)
Total stockholders' equity	149,490	129,496
	$ 811,111	$ 832,566

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Fiscal Year Ended April 30,		
	2005	2006	2007
Revenues	$471,323	$515,172	$546,990
Operating expenses:			
Cost of operations	302,061	339,945	360,652
General and administration	62,166	67,111	74,855
Depreciation and amortization	65,432	64,383	71,740
Hardwick impairment and closing charge	—	—	26,892
Development project charges	295	1,329	752
	429,954	472,768	534,891
Operating income	41,369	42,404	12,099

Other expense/(income), net:			
Interest income	(453)	(928)	(1,265)
Interest expense	29,220	32,215	40,124
Income from equity method investments	(2,883)	(5,742)	(1,051)
Loss on debt extinguishment	1,716	—	—
Other income	(99)	(1,880)	(572)
Other expense, net	27,501	23,665	37,236
(Loss) income from continuing operations before income taxes and discontinued operations	13,868	18,739	(25,137)
(Benefit) provision for income taxes	6,083	7,225	(8,529)
(Loss) income from continuing operations before discontinued operations	7,785	11,514	(16,608)
Discontinued Operations:			
Loss from discontinued operations (net of income tax benefit of $262, $265 and $349)	(434)	(410)	(558)
Loss on disposal of discontinued operations (net of income tax benefit (provision) of ($692) and $449)	(82)	—	(717)
Net (loss) income	7,269	11,104	(17,883)
Preferred stock dividend	3,338	3,432	3,588
Net (loss) income available to common stockholders	$ 3,931	$ 7,672	$ (21,471)

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended April 30,		
	2005	2006	2007
Cash Flows from Operating Activities:			
Net (loss) income	$ 7,269	$ 11,104	$ (17,883)
Loss from discontinued operations, net	434	410	558
Loss on disposal of discontinued operations, net	82	—	717
Adjustments to reconcile net (loss) income to net cash provided by operating activities—			
Depreciation and amortization	65,432	64,383	71,740
Depletion of landfill operating lease obligations	4,785	6,284	7,021
Hardwick impairment and closing charge	—	—	26,892
Development project charges	295	1,329	752
Income from equity method investments	(2,883)	(5,742)	(1,051)
Dividend from equity method investment	2,000	—	—
Loss on debt extinguishment	1,716	—	—
(Gain) loss on sale of equipment	372	(105)	(806)
Stock-based compensation	—	—	702
Deferred income taxes	5,132	4,984	(11,246)
Changes in assets and liabilities, net of effects of acquisitions and divestitures—			
Accounts receivable	(2,328)	(6,508)	(5,126)
Accounts payable	5,885	(1,234)	6,507
Other assets and liabilities	(4,983)	595	2,678
	75,423	63,986	98,063
Net Cash Provided by Operating Activities	83,208	75,500	81,455
Cash Flows from Investing Activities:			
Acquisitions, net of cash acquired	(9,513)	(19,691)	(2,750)
Additions to property, plant and equipment—growth	(24,723)	(47,474)	(36,738)
—maintenance	(54,351)	(65,369)	(65,435)
Payments on landfill operating lease contracts	(20,276)	(10,539)	(4,995)
Proceeds from divestitures	3,050	—	7,383
Proceeds from sale of equipment	2,292	1,678	1,708
Restricted cash from revenue bond issuance	—	(5,469)	5,535
Investment in unconsolidated entities	—	(3,047)	(4,378)
Proceeds from assets under contractual obligation	756	861	882
Net Cash Used In Investing Activities	(102,765)	(149,050)	(98,788)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	318,900	208,997	267,525
Principal payments on long-term debt	(296,201)	(136,411)	(244,750)
Deferred financing costs	(3,051)	(768)	(582)
Proceeds from exercise of stock options	1,653	2,200	1,608
Net Cash Provided by Financing Activities	21,301	74,018	23,801
Discontinued Operations:			
Used in Operating Activities	(90)	(440)	(879)
Used in Investing Activities	(990)	(1,168)	(651)
Used in Financing Activities	(9)	(13)	—
Cash Used in Discontinued Operations	(1,089)	(1,621)	(1,530)
Net increase (decrease) in cash and cash equivalents	655	(1,153)	4,938
Cash and cash equivalents, beginning of period	7,923	8,578	7,425
Cash and cash equivalents, end of period	$ 8,578	$ 7,425	$ 12,363
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for—			
Interest	$ 28,802	$ 29,563	$ 36,040
Income taxes, net of refunds	$ 1,103	$ 1,286	$ 2,708
Supplemental Disclosures of Non-Cash Investing and Financing Activities:			
Summary of entities acquired in purchase business combinations—			
Fair value of assets acquired	$ 10,398	$ 26,077	$ 3,420
Cash paid, net	(9,513)	(19,691)	(2,750)
Notes payable, liabilities assumed and holdbacks to sellers	$ 885	$ 6,386	$ 670

Depletion

Acquisitions

capex

The accompanying notes are an integral part of these consolidated financial statements.


2008

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

	April 30, 2007	April 30, 2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 12,366	$ 2,814
Restricted cash	73	95
Accounts receivable—trade, net of allowance for doubtful accounts of $1,586 and $1,752	60,363	62,233
Notes receivable—officer/employees	87	132
Refundable income taxes	1,340	2,020
Prepaid expenses	5,448	6,930
Inventory	3,423	3,876
Deferred income taxes	8,215	15,433
Other current assets	1,631	1,692
Current assets of discontinued operations	1,854	260
Total current assets	94,800	95,485
Property, plant and equipment, net of accumulated depreciation and amortization of $414,980 and $484,620	482,819	488,028
Goodwill	168,998	179,716
Intangible assets, net	2,217	2,608
Restricted assets	12,734	13,563
Notes receivable—officer/employees	916	1,101
Deferred income taxes	1,546	—
Investments in unconsolidated entities	49,969	44,617
Net assets under contractual obligation	55	—
Other non-current assets	10,885	10,487
Non-current assets of discontinued operations	9,154	482
	739,293	740,602
	$ 834,093	$ 836,087

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands, except for share and per share data)

	April 30, 2007	April 30, 2008
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 1,215	$ 2,112
Current maturities of capital lease obligations	1,104	646
Series A redeemable, convertible preferred stock	74,018	—
Accounts payable	51,122	51,731
Accrued payroll and related expenses	8,444	11,251
Accrued interest	9,275	8,668
Current accrued capping, closure and post-closure costs	8,921	9,265
Other accrued liabilities	32,001	28,202
Current liabilities of discontinued operations	2,052	949
Total current liabilities	188,152	112,824
Long-term debt, less current maturities	476,225	550,476
Capital lease obligations, less current maturities	650	8,811
Accrued capping, closure and post-closure costs, less current portion	29,451	32,864
Deferred income taxes	—	313
Other long-term liabilities	10,062	6,007
Non-current liabilities of discontinued operations	57	170
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Class A common stock— Authorized—100,000,000 shares, $0.01 par value; issued and outstanding—24,332,000 and 24,466,000 shares as of April 30, 2007 and 2008, respectively	243	245
Class B common stock— Authorized—1,000,000 shares, $0.01 par value, 10 votes per share, issued and outstanding—988,000 shares	10	10
Accumulated other comprehensive loss	(1,001)	(2,568)
Additional paid-in capital	273,345	276,189
Accumulated deficit	(143,101)	(149,194)
Total stockholders' equity	129,496	124,682
	$ 834,093	$ 836,087

Debt

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Fiscal Year Ended April 30,		
	2006	2007	2008
Revenues	$ 501,437	$ 531,325	$ 579,517
Operating expenses:			
Cost of operations	329,150	347,550	383,009
General and administration	65,617	73,202	74,184
Depreciation and amortization	63,481	70,748	77,769
Hardwick impairment and closing charges	—	26,892	1,400
Development project charges	1,329	752	534
	459,577	519,144	536,896
Operating income	41,860	12,181	42,621
Other expense/(income), net:			
Interest income	(928)	(1,265)	(1,354)
Interest expense	30,636	38,392	42,859
Loss (income) from equity method investments	(5,742)	(1,051)	6,077
Other income	(1,880)	(571)	(2,690)
Other expense, net	22,086	35,505	44,892
(Loss) income from continuing operations before income taxes and discontinued operations	19,774	(23,324)	(2,271)
Provision (benefit) for income taxes	7,609	(7,849)	1,746
(Loss) income from continuing operations before discontinued operations	12,165	(15,475)	(4,017)
Discontinued Operations:			
Loss from discontinued operations (net of income tax benefit of $649, $1,029 and $990)	(1,061)	(1,691)	(1,705)
Loss on disposal of discontinued operations (net of income tax benefit of $449 and $1,130)	—	(717)	(2,113)
Net (loss) income	11,104	(17,883)	(7,835)
Preferred stock dividend	3,432	3,588	—
Net (loss) income (applicable) available to common stockholders	$ 7,672	$ (21,471)	$ (7,835)

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended April 30,		
	2006	2007	2008
Cash Flows from Operating Activities:			
Net (loss) income	$ 11,104	$ (17,883)	$ (7,835)
Loss from discontinued operations, net	1,061	1,691	1,705
Loss on disposal of discontinued operations, net	—	717	2,113
Adjustments to reconcile net (loss) income to net cash provided by operating activities—			
Gain on sale of equipment	(105)	(806)	(387)
Depreciation and amortization	63,481	70,748	77,769
Depletion of landfill operating lease obligations	6,284	7,021	6,010
Hardwick impairment and closing charges	—	26,892	1,400
Development project charges	1,329	752	534
Income from assets under contractual obligation	—	(190)	(1,605)
Preferred stock dividend (included in interest expense)	—	—	1,038
Maine Energy settlement	—	—	(2,142)
Loss (income) from equity method investments	(5,742)	(1,051)	6,077
Stock-based compensation	—	702	1,376
Excess tax benefit on the exercise of stock options	—	—	(103)
Deferred income taxes	4,984	(11,246)	(2,373)
Changes in assets and liabilities, net of effects of acquisitions and divestitures—			
Accounts receivable	(6,313)	(5,076)	(1,476)
Accounts payable	(1,572)	6,440	(470)
Other assets and liabilities	613	2,345	(9,816)
	62,959	96,531	75,832
Net Cash Provided by Operating Activities	75,124	81,056	71,815
Cash Flows from Investing Activities:			
Acquisitions, net of cash acquired	(19,691)	(2,750)	(11,881)
Additions to property, plant and equipment—growth	(47,474)	(36,738)	(18,950)
—maintenance	(64,998)	(64,107)	(54,224)
Payments on landfill operating lease contracts	(10,539)	(4,995)	(7,143)
Proceeds from divestitures	—	7,383	2,373
Proceeds from sale of equipment	1,678	1,708	2,634
Restricted cash from revenue bond issuance	(5,469)	5,535	—
Investment in unconsolidated entities	(3,047)	(4,378)	(156)
Proceeds from assets under contractual obligation	861	1,072	1,660
Net Cash Used In Investing Activities	(148,679)	(97,270)	(85,687)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	208,997	267,525	301,200
Principal payments on long-term debt	(136,411)	(244,750)	(223,692)
Deferred financing costs	(768)	(582)	(554)
Redemption of Series A redeemable, convertible preferred stock	—	—	(75,056)
Proceeds from exercise of stock options	2,200	1,608	1,367
Excess tax benefit on the exercise of stock options	—	—	103
Net Cash Provided by Financing Activities	74,018	23,801	3,368
Discontinued Operations:			
Provided by (Used in) Operating Activities	(64)	(667)	402
Provided by (Used in) Investing Activities	(1,539)	(1,979)	550
Used in Financing Activities	(13)	—	—
Cash Provided by (Used in) Discontinued Operations	(1,616)	(2,646)	952
Net (decrease) increase in cash and cash equivalents	(1,153)	4,941	(9,552)
Cash and cash equivalents, beginning of period	8,578	7,425	12,366
Cash and cash equivalents, end of period	$ 7,425	$ 12,366	$ 2,814
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for—			
Interest	$ 27,984	$ 34,307	$ 40,792
Income taxes, net of refunds	$ 1,286	$ 2,708	$ 1,426
Supplemental Disclosures of Non-Cash Investing and Financing Activities:			

Summary of entities acquired in purchase business combinations—			
Fair value of assets acquired	$ 26,077	$ 3,420	$ 12,305
Cash paid, net	(19,691)	(2,750)	(11,881)
Notes payable, liabilities assumed and holdbacks to sellers	$ 6,386	$ 670	$ 424
Note receivable recorded upon divestiture	$ —	$ —	$ 2,500
Property, plant and equipment acquired through financing arrangement	$ —	$ —	$ 3,612

The accompanying notes are an integral part of these consolidated financial statements.


2009

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands)

ASSETS	April 30, 2008	April 30, 2009
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,814	$ 1,838
Restricted cash	95	508
Accounts receivable—trade, net of allowance for doubtful accounts of $1,752 and $2,014	62,233	51,296
Notes receivable—officer/employees	132	136
Refundable income taxes	2,020	1,195
Prepaid expenses	6,930	6,679
Inventory	3,876	3,114
Deferred income taxes	15,433	4,392
Other current assets	1,692	7,577
Current assets of discontinued operations	260	—
Total current assets	95,485	76,735
Property, plant and equipment, net of accumulated depreciation and amortization of $484,620 and $549,952	488,028	490,360
Goodwill	179,716	125,709
Intangible assets, net	2,608	2,635
Restricted assets	13,563	127
Notes receivable—officer/employees	1,101	1,128
Deferred income taxes	—	428
Investments in unconsolidated entities	44,617	41,798
Other non-current assets	10,487	12,042
Non-current assets of discontinued operations	482	—
	740,602	674,227
	$ 836,087	$ 750,962

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands, except for share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	April 30, 2008	April 30, 2009
CURRENT LIABILITIES:		
Current maturities of long-term debt and capital leases	$ 2,758	$ 522,467
Current maturities of financing lease obligations	—	1,344
Accounts payable	51,731	34,623
Accrued payroll and related expenses	11,251	4,180
Accrued interest	8,668	6,407
Current accrued capping, closure and post-closure costs	9,265	6,426
Other accrued liabilities	28,202	22,337
Current liabilities of discontinued operations	949	—
Total current liabilities	112,824	597,784
Long-term debt and capital leases, less current maturities	559,227	26,396
Financing lease obligations, less current maturities	—	12,281
Accrued capping, closure and post-closure costs, less current portion	32,864	35,464
Deferred income taxes	313	2,684
Other long-term liabilities	6,007	10,043
Non-current liabilities of discontinued operations	170	—
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Class A common stock—		
Authorized—100,000,000 shares, $0.01 par value; issued and outstanding—24,466,000 and 24,679,000 shares as of April 30, 2008 and April 30, 2009, respectively	245	247
Class B common stock—		
Authorized—1,000,000 shares, $0.01 par value, 10 votes per share, issued and outstanding—988,000 shares	10	10
Accumulated other comprehensive income (loss)	(2,568)	3,828
Additional paid-in capital	276,189	279,444
Accumulated deficit	(149,194)	(217,219)
Total stockholders' equity	124,682	66,310
	$ 836,087	$ 750,962

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Fiscal Year Ended April 30,		
	2007	2008	2009
Revenues	$531,325	$579,517	$554,241
Operating expenses:			
Cost of operations	347,550	383,009	372,178
General and administration	73,202	74,184	67,846
Depreciation and amortization	70,748	77,769	72,677
Goodwill impairment charge	—	—	55,286
Environmental remediation charge	—	—	4,356
Hardwick impairment and closing charges	26,892	1,400	—
Development project charges	752	534	355
	519,144	536,896	572,698
Operating (loss) income	12,181	42,621	(18,457)
Other expense/(income), net:			
Interest income	(1,265)	(1,354)	(728)
Interest expense	38,392	42,859	39,767
Loss (income) from equity method investments	(1,051)	6,077	2,157
Other income	(571)	(2,690)	(792)
Other expense, net	35,505	44,892	40,404
Loss from continuing operations before income taxes and discontinued operations	(23,324)	(2,271)	(58,861)
Provision (benefit) for income taxes	(7,849)	1,746	9,119
Loss from continuing operations before discontinued operations	(15,475)	(4,017)	(67,980)
Discontinued Operations:			
Loss from discontinued operations (net of income tax benefit of $1,029, $990 and $8)	(1,691)	(1,705)	(11)
Loss on disposal of discontinued operations (net of income tax benefit (provision) of $449, $1,130 and ($262))	(717)	(2,113)	(34)
Net loss	(17,883)	(7,835)	(68,025)
Preferred stock dividend	3,588	—	—
Net loss applicable to common stockholders	$ (21,471)	$ (7,835)	$ (68,025)

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Twelve Months Ended April 30,		
	2007	2008	2009
Cash Flows from Operating Activities:			
Net loss	$ (17,883)	$ (7,835)	$ (68,025)
Loss from discontinued operations, net	1,691	1,705	11
Loss on disposal of discontinued operations, net	717	2,113	34
Adjustments to reconcile net loss to net cash provided by operating activities—			
Gain on sale of equipment	(806)	(387)	(352)
Depreciation and amortization	70,748	77,769	72,677
Depletion of landfill operating lease obligations	7,021	6,010	6,416
Goodwill impairment charge	—	—	55,286
Environmental remediation charge	—	—	4,356
Hardwick impairment and closing charges	26,892	1,400	—
Development project charges	752	534	355
Income from assets under contractual obligation	(190)	(1,605)	(162)
Preferred stock dividend (included in interest expense)	—	1,038	—
Amortization of premium on senior notes	(579)	(625)	(675)
Maine Energy settlement	—	(2,142)	—
Loss (income) from equity method investments	(1,051)	6,077	2,157
Stock-based compensation	702	1,376	1,679
Excess tax benefit on the exercise of stock options	—	(103)	(162)
Deferred income taxes	(11,246)	(2,373)	8,806
Changes in assets and liabilities, net of effects of acquisitions and divestitures—			
Accounts receivable	(5,076)	(1,476)	11,024
Accounts payable	6,440	(470)	(17,117)
Restricted cash liquidation	—	—	13,974
Prepaid expenses, inventories and other assets	(918)	439	3,651
Accrued expenses and other liabilities	3,263	(10,255)	(16,413)
	95,952	75,207	145,500
Net Cash Provided by Operating Activities	80,477	71,190	77,520
Cash Flows from Investing Activities:			
Acquisitions, net of cash acquired	(2,750)	(11,881)	(2,394)
Additions to property, plant and equipment—growth	(36,738)	(18,950)	(10,570)
—maintenance	(64,107)	(54,224)	(47,166)
Payments on landfill operating lease contracts	(4,995)	(7,143)	(5,102)
Proceeds from divestitures	7,383	2,373	670
Proceeds from sale of equipment	1,708	2,634	1,514
Restricted cash from revenue bond issuance	5,535	—	—
Investment in unconsolidated entities	(4,378)	(156)	(2,530)
Proceeds from assets under contractual obligation	1,072	1,660	162
Net Cash Used In Investing Activities	(97,270)	(85,687)	(65,416)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	267,525	301,200	127,600
Principal payments on long-term debt	(244,171)	(223,067)	(142,003)
Deferred financing costs	(582)	(554)	(348)
Redemption of Series A redeemable, convertible preferred stock	—	(75,056)	—
Proceeds from exercise of stock options	1,608	1,367	1,462
Excess tax benefit on the exercise of stock options	—	103	162
Net Cash (Used in) Provided by Financing Activities	24,380	3,993	(13,127)
Discontinued Operations:			
Provided by (Used in) Operating Activities	(667)	402	47
Provided by (Used in) Investing Activities	(1,979)	550	—
Cash Provided by (Used in) Discontinued Operations	(2,646)	952	47
Net (decrease) increase in cash and cash equivalents	4,941	(9,552)	(976)
Cash and cash equivalents, beginning of period	7,425	12,366	2,814
Cash and cash equivalents, end of period	$ 12,366	$ 2,814	$ 1,838


2010

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS		April 30, 2009		April 30, 2010
CURRENT ASSETS:				
Cash and cash equivalents	$	1,838	$	2,035
Restricted cash		508		76
Accounts receivable - trade, net of allowance for doubtful accounts of $2,014 and $1,641		51,296		61,722
Notes receivable - officer/employees		136		139
Refundable income taxes		1,195		1,316
Prepaid expenses		6,679		5,710
Inventory		3,114		3,604
Deferred income taxes		4,392		5,461
Other current assets		7,577		2,001
Total current assets		76,735		82,064
Property, plant and equipment, net of accumulated depreciation and amortization of $544,446 and $595,023		486,351		480,053
Goodwill		125,709		125,792
Intangible assets, net		2,635		3,085
Restricted assets		127		228
Notes receivable - officer/employees		1,128		1,149
Deferred income taxes		428		553
Investments in unconsolidated entities		41,798		40,965
Other non-current assets		12,042		17,217
Non-current assets held for sale		4,009		3,708
		674,227		672,750
	$	750,962	$	754,814

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(in thousands, except for share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY		April 30, 2009		April 30, 2010
CURRENT LIABILITIES:				
Current maturities of long-term debt and capital leases	$	1,718	$	2,000
Current maturities of financing lease obligations		1,344		1,449
Accounts payable		34,623		40,139
Accrued payroll and related expenses		4,180		4,596
Accrued interest		6,407		11,769

Current accrued capping, closure and post-closure costs	6,426	7,765
Other accrued liabilities	22,337	22,362
Total current liabilities	77,035	90,080
Long-term debt and capital leases, less current maturities	547,145	556,130
Financing lease obligations, less current maturities	12,281	10,832
Accrued capping, closure and post-closure costs, less current portion	35,464	32,237
Deferred income taxes	2,684	6,277
Other long-term liabilities	10,043	8,962
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Class A common stock - Authorized - 100,000,000 shares, $0.01 par value per share, issued and outstanding - 24,679,000 and 24,944,000 shares as of April 30, 2009 and April 30, 2010, respectively	247	249
Class B common stock - Authorized - 1,000,000 shares, $0.01 par value per share, 10 votes per share, issued and outstanding - 988,000 shares	10	10
Accumulated other comprehensive (loss) income	3,828	(785)
Additional paid-in capital	279,444	281,899
Accumulated deficit	(217,219)	(231,077)
Total stockholders' equity	66,310	50,296
	$ 750,962	$ 754,814

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Fiscal Year Ended April 30,		
	2008	2009	2010
Revenues	$ 576,788	$ 551,937	$ 522,328
Operating expenses:			
Cost of operations	383,437	371,200	347,460
General and administration	73,902	67,591	61,868
Depreciation and amortization	77,550	72,526	68,275
Goodwill impairment charge	—	55,286	—
Environmental remediation charge	—	4,356	335
Hardwick impairment and closing charges	1,400	—	—
Development project charges	534	355	—
	536,823	571,314	477,938
Operating income (loss)	39,965	(19,377)	44,390
Other expense/(income), net:			
Interest income	(1,354)	(728)	(110)
Interest expense	42,859	39,767	54,380
Loss from equity method investments	6,077	2,157	2,691
Loss on debt modification	—	—	511

Other income	(2,678)	(792)	(849)
Other expense, net	44,904	40,404	56,623
Loss from continuing operations before income taxes and discontinued operations	(4,939)	(59,781)	(12,233)
Provision for income taxes	669	8,749	3,018
Loss from continuing operations before discontinued operations	(5,608)	(68,530)	(15,251)
Discontinued Operations:			
Income (loss) from discontinued operations (net of income tax (provision) benefit of ($143), ($297) and $562)	(1,082)	442	213
Income (loss) on disposal of discontinued operations (net of income tax (provision) benefit of ($795), ($327) and $481)	(1,145)	63	1,180
Net loss applicable to common stockholders	$ (7,835)	$ (68,025)	$ (13,858)

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Twelve Months Ended April 30,		
	2008	2009	2010
Cash Flows from Operating Activities:			
Net loss	$ (7,835)	$ (68,025)	$ (13,858)
(Income) loss from discontinued operations, net	1,082	(442)	(213)
(Income) loss on disposal of discontinued operations, net	1,145	(63)	(1,180)
Adjustments to reconcile net loss to net cash provided by operating activities -			
Gain on sale of equipment	(387)	(352)	(1,325)
Depreciation and amortization	77,550	72,526	68,275
Depletion of landfill operating lease obligations	6,010	6,416	6,867
Interest accretion on landfill and environmental remediation liabilities	3,010	3,262	3,506
Goodwill impairment charge	—	55,286	—
Environmental remediation charge	—	4,356	335
Hardwick impairment and closing charges	1,400	—	—
Development project charges	534	355	—
Preferred stock dividend (included in interest expense)	1,038	—	—
Amortization of premium on senior subordinated notes	(625)	(675)	(727)
Amortization of discount on term loan and second lien notes	—	—	1,667
Maine Energy settlement	(2,142)	—	—
Loss from equity method investments	6,077	2,157	2,691
Loss on debt modification	—	—	511
Stock-based compensation	1,376	1,679	2,242
Excess tax benefit on the exercise of stock options	(103)	(162)	—
Deferred income taxes	(1,936)	8,436	3,031
Changes in assets and liabilities, net of effects of acquisitions and divestitures -			
Accounts receivable	(1,476)	11,024	(10,467)
Accounts payable	(470)	(17,117)	5,516
Restricted cash liquidation	—	13,974	—
Prepaid expenses, inventories and other assets	60	2,919	2,905
Accrued expenses and other liabilities	(13,264)	(19,675)	(510)
	76,652	144,409	84,517
Net Cash Provided by Operating Activities	71,044	75,879	69,266
Cash Flows from Investing Activities:			
Acquisitions, net of cash acquired	(11,881)	(2,394)	(864)
Additions to property, plant and equipment - growth	(18,950)	(10,570)	(4,346)
- maintenance	(54,224)	(47,166)	(50,004)
Payments on landfill operating lease contracts	(7,143)	(5,102)	(13,737)
Proceeds from sale of equipment	2,634	1,514	4,434
Investment in unconsolidated entities	(156)	(2,530)	(49)
Net Cash Used In Investing Activities	(89,720)	(66,248)	(64,566)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	301,200	127,600	492,344
Principal payments on long-term debt	(223,067)	(142,003)	(486,322)
Payment of financing costs	(554)	(348)	(14,089)
Redemption of Series A redeemable, convertible preferred stock	(75,056)	—	—
Proceeds from exercise of stock options	1,367	1,462	260
Excess tax benefit on the exercise of stock options	103	162	—
Net Cash (Used in) Provided by Financing Activities	3,993	(13,127)	(7,807)

Discontinued Operations:			
Net Cash Provided by Operating Activities	157	956	471
Net Cash Provided by Investing Activities	4,974	1,564	2,833
Cash Provided by Discontinued Operations	5,131	2,520	3,304
Net increase in cash and cash equivalents	(9,552)	(976)	197
Cash and cash equivalents, beginning of period	12,366	2,814	1,838
Cash and cash equivalents, end of period	$ 2,814	$ 1,838	$ 2,035

The accompanying notes are an integral part of these consolidated financial statements.



CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS	April 30, 2011	April 30, 2010
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,817	$ 2,035
Restricted cash	76	76
Accounts receivable - trade, net of allowance for doubtful accounts of $920 and $1,602	54,914	51,370
Refundable income taxes	—	1,316
Prepaid expenses	5,856	5,414
Inventory	3,461	2,928
Deferred income taxes	5,600	5,461
Other current assets	681	2,001
Current assets of discontinued operations	—	11,324
Total current assets	72,405	81,925
Property, plant and equipment, net of accumulated depreciation and amortization of $624,044 and $570,079	453,361	457,670
Goodwill	101,204	100,526
Intangible assets, net	2,455	2,404
Restricted assets	334	228
Notes receivable - related party/employee	1,297	1,288
Deferred income taxes	—	553
Investments in unconsolidated entities	38,263	40,965
Other non-current assets	21,262	17,025
Non-current assets held for sale	—	3,708
Non-current assets of discontinued operations	—	48,522
	618,176	672,889
	$ 690,581	$ 754,814

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CONSOLIDATED BALANCE SHEETS (Continued)
(in thousands, except for share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	April 30, 2011	April 30, 2010
CURRENT LIABILITIES:		
Current maturities of long-term debt and capital leases	$ 1,217	$ 1,929
Current maturities of financing lease obligations	316	1,045
Accounts payable	42,499	35,056
Accrued payroll and related expenses	3,702	3,890
Accrued interest	9,776	11,769
Current accrued capping, closure and post-closure costs	1,702	7,765
Taxes payable	3,786	—
Other accrued liabilities	20,923	21,727
Current liabilities of discontinued operations	—	6,899
Total current liabilities	83,921	90,080
Long-term debt and capital leases, less current maturities	461,418	556,130

Financing lease obligations, less current maturities	2,156	7,902
Accrued capping, closure and post-closure costs, less current portion	34,705	32,237
Deferred income taxes	5,578	6,277
Other long-term liabilities	8,816	8,962
Non-current liabilities of discontinued operations	—	2,930
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Class A common stock - Authorized - 100,000,000 shares, $0.01 par value per share, issued and outstanding - 25,589,000 and 24,944,000 shares as of April 30, 2011 and April 30, 2010, respectively	256	249
Class B common stock - Authorized - 1,000,000 shares, $0.01 par value per share, 10 votes per share, issued and outstanding - 988,000 shares	10	10
Accumulated other comprehensive income (loss)	378	(785)
Additional paid-in capital	285,992	281,899
Accumulated deficit	(192,649)	(231,077)
Total stockholders' equity	93,987	50,296
	$ 690,581	$ 754,814

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Fiscal Year Ended April 30,		
	2011	2010	2009
Revenues	$ 466,064	$ 457,642	$ 482,851
Operating expenses:			
Cost of operations	317,504	303,399	322,605
General and administration	64,010	57,476	63,202
Depreciation and amortization	58,261	63,619	68,432
Asset impairment charge	3,654	—	355
Environmental remediation charge	549	335	4,356
Bargain purchase gain	(2,975)	—	—
Gain on sale of assets	(3,502)	—	—
Goodwill impairment charge	—	—	55,286
	437,501	424,829	514,236
Operating income (loss)	28,563	32,813	(31,385)
Other expense/(income), net:			
Interest income	(54)	(110)	(720)
Interest expense	45,912	44,375	33,840
Loss from equity method investment	4,096	2,691	2,157
Loss on debt refinancing	7,390	511	—
Other income	(860)	(847)	(791)
Other expense, net	56,484	46,620	34,486
Loss from continuing operations before income taxes and discontinued operations	(27,921)	(13,807)	(65,871)
(Benefit) provision for income taxes	(24,217)	2,242	6,247
Loss from continuing operations before discontinued operations	(3,704)	(16,049)	(72,118)

Revenues
Op income

Discontinued operations:			
(Loss) income from discontinued operations (net of income tax (benefit) provision of ($800), $920, and $2,802)	(1,458)	1,011	4,030
Gain on disposal of discontinued operations (net of income tax provision of $31,714, $795, and $327)	43,590	1,180	63
Net income (loss) available (attributable) to common stockholders	$ 38,428	$ (13,858)	$ (68,025)

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended April 30,		
	2011	2010	2009
Cash Flows from Operating Activities:			
Net income (loss)	$ 38,428	$ (13,858)	$ (68,025)
Income (loss) from discontinued operations, net	1,458	(1,011)	(4,030)
Gain on disposal of discontinued operations, net	(43,590)	(1,180)	(63)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -			
Gain on sale of assets	(3,502)	—	—
Gain on sale of equipment	(470)	(1,343)	(373)
Depreciation and amortization	58,261	63,619	68,433
Depletion of landfill operating lease obligations	7,878	6,867	6,416
Interest accretion on landfill and environmental remediation liabilities	3,331	3,506	3,262
Goodwill impairment charge	—	—	55,286
Environmental remediation charge	549	335	4,356
Asset impairment charge	3,654	—	355
Bargain purchase gain	(2,975)	—	—
Amortization of premium on senior subordinated notes	(611)	(727)	(675)
Amortization of discount on term loan and second lien notes	801	685	—
Loss from equity method investment	4,096	2,691	2,157
Loss on debt refinancing	7,390	511	—
Stock-based compensation	1,592	1,987	1,530
Excess tax benefit on the vesting of share based awards	(129)	—	(162)
Deferred income taxes	(23,615)	3,031	8,436
Changes in assets and liabilities, net of effects of acquisitions and divestitures -			
Accounts receivable	(3,273)	(8,179)	7,272
Accounts payable	7,443	5,092	(14,088)
Restricted cash liquidation	—	—	13,974
Prepaid expenses, inventories and other assets	3,834	2,755	3,077
Accrued expenses and other liabilities	(13,459)	(695)	(17,993)
	50,795	80,135	141,263
Net Cash Provided By Operating Activities	47,091	64,086	69,145
Cash Flows from Investing Activities:			
Acquisitions, net of cash acquired	(1,744)	(864)	(2,394)
Additions to property, plant and equipment — growth	(2,803)	(4,187)	(9,383)
— maintenance	(52,446)	(48,647)	(44,947)
Payments on landfill operating lease contracts	(5,655)	(13,737)	(5,102)
Purchase of gas rights	(1,608)	—	—
Proceeds from sale of assets	7,533	—	—
Proceeds from sale of equipment	959	4,434	1,479
Investment in unconsolidated entities	—	(49)	(2,530)
Net Cash Used In Investing Activities	(55,764)	(63,050)	(62,877)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	383,757	492,344	124,319
Principal payments on long-term debt	(491,669)	(485,796)	(142,003)
Payment of financing costs	(10,588)	(14,089)	(348)
Proceeds from exercise of share based awards	476	260	1,462
Excess tax benefit on the vesting of restricted stock	129	—	162
Net Cash Used In Financing Activities	(117,895)	(7,281)	(16,408)
Discontinued Operations:			
Net cash (used in) provided by operating activities	(359)	5,651	7,690
Net cash provided by (used in) investing activities	130,114	1,317	(1,807)
Net cash (used in) provided by financing activities	(3,405)	(526)	3,281
Net Cash Provided By Discontinued Operations	126,350	6,442	9,164

Net (decrease) increase in cash and cash equivalents	(218)	197	(976)
Cash and cash equivalents, beginning of period	2,035	1,838	2,814
Cash and cash equivalents, end of period	$ 1,817	$ 2,035	$ 1,838

The accompanying notes are an integral part of these consolidated financial statements.



CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS	April 30, 2012	April 30, 2011
CURRENT ASSETS:		
Cash and cash equivalents	$ 4,534	$ 1,817
Restricted cash	76	76
Accounts receivable - trade, net of allowance for doubtful accounts of $740 and $920	47,472	54,914
Refundable income taxes	1,281	—
Prepaid expenses	6,077	5,856
Inventory	3,595	3,461
Deferred income taxes	3,712	5,600
Other current assets	609	681
Total current assets	67,356	72,405
Property, plant and equipment, net of accumulated depreciation and amortization of $593,206 and $624,044	416,717	453,361
Goodwill	101,706	101,204
Intangible assets, net	2,970	2,455
Restricted assets	424	334
Notes receivable - related party/employee	722	1,297
Investments in unconsolidated entities	22,781	38,263
Other non-current assets	21,067	21,262
	566,387	618,176
	$ 633,743	$ 690,581

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(in thousands, except for share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	April 30, 2012	April 30, 2011
CURRENT LIABILITIES:		
Current maturities of long-term debt and capital leases	$ 1,228	$ 1,217
Current maturities of financing lease obligations	338	316
Accounts payable	46,709	42,499
Accrued payroll and related expenses	4,142	3,702
Accrued interest	9,803	9,776
Current accrued capping, closure and post-closure costs	4,907	1,702
Income taxes payable	—	3,786
Other accrued liabilities	21,208	20,923

Total current liabilities	88,335	83,921
Long-term debt and capital leases, less current maturities	473,381	461,418
Financing lease obligations, less current maturities	1,818	2,156
Accrued capping, closure and post-closure costs, less current portion	34,722	34,705
Deferred income taxes	5,336	5,578
Other long-term liabilities	11,920	8,816
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Casella Waste Systems, Inc. stockholders' equity:		
Class A common stock -		
Authorized - 100,000,000 shares, $0.01 par value per share, issued and outstanding - 25,991,000 and 25,589,000 shares as of April 30, 2012 and April 30, 2011, respectively	260	256
Class B convertible common stock -		
Authorized - 1,000,000 shares, $0.01 par value per share, 10 votes per share, issued and outstanding - 988,000 shares as of April 30, 2012 and April 30, 2011, respectively	10	10
Additional paid-in capital	288,348	285,992
Accumulated deficit	(270,235)	(192,649)
Accumulated other comprehensive (loss) income	(1,952)	378
Total Casella Waste Systems, Inc. stockholders' equity	16,431	93,987
Noncontrolling interest	1,800	—
Total stockholders' equity	18,231	93,987
	$ 633,743	$ 690,581

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTESYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Fiscal Year Ended April 30,		
	2012	2011	2010
Revenues	$ 480,815	$ 466,064	$ 457,642
Operating expenses:			
Cost of operations	330,754	317,504	303,399
General and administration	60,775	64,010	57,476
Depreciation and amortization	58,576	58,261	63,619
Asset impairment charge	40,746	3,654	—
Legal settlement	1,359	—	—
Development project charge	131	—	—
Environmental remediation charge	—	549	335
Bargain purchase gain	—	(2,975)	—
Gain on sale of assets	—	(3,502)	—

	492,341	437,501	424,829
Operating (loss) income	(11,526)	28,563	32,813
Other expense/(income), net:			
Interest income	(42)	(54)	(110)
Interest expense	45,541	45,912	44,375
Loss from equity method investments	9,994	4,096	2,691
Impairment of equity method investment	10,680	—	—
Loss on debt extinguishment	300	7,390	511
Other income	(863)	(860)	(847)
Other expense, net	65,610	56,484	46,620
Loss from continuing operations before income taxes and discontinued operations	(77,136)	(27,921)	(13,807)
Provision (benefit) for income taxes	1,181	(24,217)	2,242
Loss from continuing operations before discontinued operations	(78,317)	(3,704)	(16,049)
Discontinued operations:			
(Loss) income from discontinued operations (net of income tax (benefit) provision of $0, ($800) and $920)	—	(1,458)	1,011
Gain on disposal of discontinued operations (net of income tax provision of $489, $31,714 and $795)	725	43,590	1,180
Net (loss) income	$ (77,592)	$ 38,428	$ (13,858)
Less: Net loss attributable to noncontrolling interest	(6)	—	—
Net (loss) income attributable to common stockholders	$ (77,586)	$ 38,428	$ (13,858)

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended April 30,		
	2012	2011	2010
Cash Flows from Operating Activities:			
Net (loss) income	$ (77,592)	$ 38,428	$ (13,858)
Adjustments to reconcile net loss to net cash provided by operating activities -			
Loss (income) from discontinued operations, net	—	1,458	(1,011)
Gain on disposal of discontinued operations, net	(725)	(43,590)	(1,180)
Gain on sale of assets	—	(3,502)	—
Gain on sale of property and equipment	(1,004)	(470)	(1,343)
Depreciation and amortization	58,576	58,261	63,619
Depletion of landfill operating lease obligations	8,482	7,878	6,867
Interest accretion on landfill and environmental remediation liabilities	3,479	3,331	3,506
Environmental remediation charge	—	549	335
Asset impairment charge	40,746	3,654	—
Bargain purchase gain	—	(2,975)	—
Development project charge	131	—	—
Amortization of premium on senior subordinated notes	—	(611)	(727)
Amortization of discount on term loan and second lien notes	964	801	685
Loss from equity method investments	9,994	4,096	2,691
Impairment of equity method investment	10,680	—	—
Loss on debt extinguishment	300	7,390	511
Stock-based compensation	1,855	1,592	1,987
Excess tax benefit on the vesting of share based awards	(254)	(129)	—
Deferred income taxes	1,899	(23,615)	3,031
Changes in assets and liabilities, net of effects of acquisitions and divestitures -			
Accounts receivable	7,442	(3,273)	(8,179)
Accounts payable	4,210	7,443	5,092
Prepaid expenses, inventories and other assets	318	3,834	2,755
Accrued expenses and other liabilities	(5,726)	(13,459)	(695)
Net Cash Provided By Operating Activities	63,775	47,091	64,086
Cash Flows from Investing Activities:			
Acquisitions, net of cash acquired	(2,102)	(1,744)	(864)
Additions to property, plant and equipment attributable to acquisitions	(529)	(5)	—
Additions to property, plant and equipment - growth	(12,211)	(2,803)	(4,187)
- maintenance	(47,001)	(52,441)	(48,647)
Payments on landfill operating lease contracts	(6,616)	(5,655)	(13,737)
Purchase of gas rights	—	(1,608)	—
Proceeds from sale of assets	—	7,533	—
Proceeds from sale of property and equipment	1,492	959	4,434
Investments in unconsolidated entities	(5,045)	—	(49)
Net Cash Used In Investing Activities	(72,012)	(55,764)	(63,050)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	163,500	383,757	492,344
Principal payments on long-term debt	(152,806)	(491,669)	(485,796)
Payments of financing costs	(1,592)	(10,588)	(14,089)
Proceeds from exercise of share based awards	337	476	260
Excess tax benefit on the vesting of share based awards	254	129	—
Contributions from noncontrolling interest holder	536	—	—
Net Cash Provided By (Used In) Financing Activities	10,229	(117,895)	(7,281)

Discontinued Operations:			
Net cash (used in) provided by operating activities	—	(359)	5,651
Net cash provided by investing activities	725	130,114	1,317
Net cash used in financing activities	—	(3,405)	(526)
Net Cash Provided By Discontinued Operations	725	126,350	6,442
Net increase (decrease) in cash and cash equivalents	2,717	(218)	197
Cash and cash equivalents, beginning of period	1,817	2,035	1,838
Cash and cash equivalents, end of period	$ 4,534	$ 1,817	$ 2,035

The accompanying notes are an integral part of these consolidated financial statements.



CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

ASSETS	April 30, 2013	April 30, 2012
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,755	$ 4,534
Restricted cash	76	76
Accounts receivable - trade, net of allowance for doubtful accounts of $1,573 and $740	48,689	47,472
Refundable income taxes	128	1,281
Prepaid expenses	5,711	6,077
Inventory	3,494	3,503
Deferred income taxes	238	3,712
Other current assets	901	609
Current assets held-for-sale	61	92
Total current assets	61,053	67,356
Property, plant and equipment, net of accumulated depreciation and amortization of $645,567 and $591,233	422,502	414,666
Goodwill	115,928	101,706
Intangible assets, net	11,674	2,970
Restricted assets	545	424
Notes receivable - related party	147	144
Investments in unconsolidated entities	20,252	22,781
Other non-current assets	27,526	21,645
Non-current assets held-for-sale	-	2,051
Total assets	$ 659,627	$ 633,743

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(in thousands, except for share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	April 30, 2013	April 30, 2012
CURRENT LIABILITIES:		
Current maturities of long-term debt and capital leases	$ 857	$ 1,228
Current maturities of financing lease obligations	361	338
Accounts payable	51,974	46,709
Accrued payroll and related expenses	3,983	4,142
Accrued interest	6,074	9,803
Current accrued capping, closure and post-closure costs	3,835	4,907
Other accrued liabilities	21,014	14,119
Total current liabilities	88,098	81,246
Long-term debt and capital leases, less current maturities	493,531	473,381
Financing lease obligations, less current maturities	1,456	1,818
Accrued capping, closure and post-closure costs, less current portion	39,335	34,722
Deferred income taxes	3,306	5,336
Other long-term liabilities	18,450	19,009
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Casella Waste Systems, Inc. stockholders' equity:		
Class A common stock - Authorized - 100,000,000 shares, $0.01 par value per share, issued and outstanding - 38,662,000 and 25,991,000 shares as of April 30, 2013 and April 30, 2012, respectively	387	260
Class B convertible common stock - Authorized - 1,000,000 shares, $0.01 par value per share, 10 votes per share, issued and outstanding - 988,000 shares as of April 30, 2013 and April 30, 2012, respectively	10	10
Additional paid-in capital	335,857	288,348
Accumulated deficit	(324,377)	(270,235)
Accumulated other comprehensive loss	(592)	(1,952)
Total Casella Waste Systems, Inc. stockholders' equity	11,285	16,431
Noncontrolling interests	4,166	1,800
Total stockholders' equity	15,451	18,231
Total liabilities and stockholders' equity	$ 659,627	$ 633,743

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Fiscal Year Ended April 30,		
	2013	2012	2011
Revenues	$ 455,335	$ 467,950	$ 454,685
Operating expenses:			
Cost of operations	323,014	318,068	306,014
General and administration	58,205	60,264	63,396
Depreciation and amortization	56,576	58,415	58,121
Severance and reorganization costs	3,709	-	-
Expense from divestiture, acquisition and financing costs	1,410	-	-
Asset impairment charge	-	40,746	3,654
Legal settlement	-	1,359	-
Development project charge	-	131	-
Environmental remediation charge	-	-	549
Bargain purchase gain	-	-	(2,975)
Gain on sale of assets	-	-	(3,502)
	442,914	478,983	425,257
Operating income (loss)	12,421	(11,033)	29,428
Other expense (income):			
Interest income	(141)	(42)	(54)
Interest expense	41,570	45,008	45,543
Loss from equity method investments	4,441	9,994	4,096
Impairment of equity method investment	-	10,680	-
Loss on derivative instruments	4,512	-	-
Loss on debt extinguishment	15,584	300	7,390
Other income	(1,036)	(863)	(860)
Other expense, net	64,930	65,077	56,115
Loss from continuing operations before income taxes and discontinued operations	(52,509)	(76,110)	(26,687)
(Benefit) provision for income taxes	(2,526)	1,593	(23,723)
Loss from continuing operations before discontinued operations	(49,983)	(77,703)	(2,964)
Discontinued operations:			
Loss from discontinued operations (net of income tax benefit of $0, $412 and $1,294)	(4,480)	(614)	(2,198)
Gain on disposal of discontinued operations (net of income tax provision of $0, $489 and $31,714)	-	725	43,590
Net (loss) income	(54,463)	(77,592)	38,428
Less: Net loss attributable to noncontrolling interests	(321)	(6)	-
Net (loss) income attributable to common stockholders	$ (54,142)	$ (77,586)	$ 38,428

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended April 30,		
	2013	2012	2011
Cash Flows from Operating Activities:			
Net (loss) income	$ (54,463)	$ (77,592)	$ 38,428
Adjustments to reconcile net (loss) income to net cash provided by operating activities -			
Loss from discontinued operations, net of tax	4,480	614	2,198
Gain on disposal of discontinued operations, net of tax	-	(725)	(43,590)
Gain on sale of assets	-	-	(3,502)
Gain on sale of property and equipment	(407)	(1,004)	(470)
Depreciation and amortization	56,576	58,415	58,121
Depletion of landfill operating lease obligations	9,372	8,482	7,878
Interest accretion on landfill and environmental remediation liabilities	3,675	3,479	3,331
Asset impairment charge	-	40,746	3,654
Environmental remediation charge	-	-	549
Bargain purchase gain	-	-	(2,975)
Development project charge	-	131	-
Amortization of premium on redeemed senior subordinated notes	-	-	(611)
Amortization of discount on second lien notes and senior subordinated notes	626	964	801
Loss from equity method investments	4,441	9,994	4,096
Impairment of equity method investment	-	10,680	-
Loss on derivative instruments, net	4,512	-	-
Loss on debt extinguishment	15,584	300	7,390
Stock-based compensation and related severance expense	2,516	1,855	1,592
Excess tax benefit on the vesting of share based awards	(96)	(254)	(129)
Deferred income taxes	(3,543)	1,824	(23,124)
Changes in assets and liabilities, net of effects of acquisitions and divestitures -			
Accounts receivable	139	7,442	(3,273)
Accounts payable	4,152	4,210	7,443
Prepaid expenses, inventories and other assets	4,056	336	3,861
Accrued expenses and other liabilities	(7,759)	(5,726)	(13,459)
Net cash provided by operating activities	43,861	64,171	48,209
Cash Flows from Investing Activities:			
Acquisitions, net of cash acquired	(25,225)	(2,102)	(1,744)
Additions to property, plant and equipment - acquisitions	(1,746)	(529)	(5)
- growth	(12,192)	(12,211)	(2,803)
- maintenance	(40,823)	(45,463)	(51,780)
Payments on landfill operating lease contracts	(6,261)	(6,616)	(5,655)
Payment for capital related to divestiture	(618)	-	-
Investments in unconsolidated entities	(3,207)	(5,045)	-
Purchase of gas rights	-	-	(1,608)
Proceeds from sale of assets	-	-	7,533
Proceeds from sale of property and equipment	883	1,492	959
Net cash used in investing activities	(89,189)	(70,474)	(55,103)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	376,346	163,500	383,757
Principal payments on long-term debt	(360,858)	(152,806)	(491,669)
Payment of tender premium and costs on second lien notes	(10,743)	-	-
Payments of financing costs	(4,609)	(1,592)	(10,588)
Net proceeds from the sale of Class A common stock	42,184	-	-
Proceeds from the exercise of share based awards	-	337	476
Excess tax benefit on the vesting of share based awards	96	254	129
Contributions from noncontrolling interest holders	2,531	536	-
Net cash provided by (used in) financing activities	44,947	10,229	(117,895)
Discontinued Operations:			
Net cash used in operating activities	(1,037)	(396)	(1,477)
Net cash (used in) provided by investing activities	(1,361)	(813)	129,453
Net cash used in financing activities	-	-	(3,405)
Net cash (used in) provided by discontinued operations	(2,398)	(1,209)	124,571
Net (decrease) increase in cash and cash equivalents	(2,779)	2,717	(218)
Cash and cash equivalents, beginning of period	4,534	1,817	2,035
Cash and cash equivalents, end of period	$ 1,755	$ 4,534	$ 1,817

The accompanying notes are an integral part of these consolidated financial statements.


2014

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	April 30, 2014	April 30, 2013
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 2,464	$ 1,755
Restricted cash	76	76
Accounts receivable – trade, net of allowance for doubtful accounts of $1,672 and $1,332	52,603	48,689
Refundable income taxes	465	128
Prepaid expenses	7,176	5,711
Inventory	3,905	3,494
Deferred income taxes	2,502	3,730
Other current assets	1,255	901
Current assets of discontinued operations	359	61
Total current assets	70,805	64,545
Property, plant and equipment, net of accumulated depreciation and amortization of $695,935 and $645,567	403,424	422,502
Goodwill	119,139	115,928
Intangible assets, net	13,420	11,674
Restricted assets	681	545
Notes receivable – related party	—	147
Investments in unconsolidated entities	16,752	20,252
Other non-current assets	24,205	27,526
Non-current assets of discontinued operations	1,471	—
Total assets	$649,897	$663,119

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
(in thousands, except for share and per share data)

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY	April 30, 2014	April 30, 2013
CURRENT LIABILITIES:		
Current maturities of long-term debt and capital leases	$ 885	$ 1,218
Accounts payable	51,788	51,974
Accrued payroll and related expenses	6,062	3,983
Accrued interest	6,087	6,074
Current accrued capping, closure and post-closure costs	7,312	3,835
Other accrued liabilities	17,612	21,014
Total current liabilities	89,746	88,098
Long-term debt and capital leases, less current maturities	507,134	494,987
Accrued capping, closure and post-closure costs, less current portion	37,342	39,335
Deferred income taxes	6,954	6,798
Other long-term liabilities	17,258	18,450
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' (DEFICIT) EQUITY:		
Casella Waste Systems, Inc. stockholders' (deficit) equity:		
Class A common stock, $0.01 par value per share; 100,000,000 shares authorized; 39,086,000 and 38,662,000 shares issued and outstanding as of April 30, 2014 and April 30, 2013, respectively	391	387
Class B convertible common stock, $0.01 par value per share; 1,000,000 shares authorized; 988,000 shares issued and outstanding, 10 votes per share, as of April 30, 2014 and April 30, 2013, respectively	10	10
Additional paid-in capital	338,625	335,857
Accumulated deficit	(347,472)	(324,377)
Accumulated other comprehensive income (loss)	39	(592)
Total Casella Waste Systems, Inc. stockholders' (deficit) equity	(8,407)	11,285
Noncontrolling interests	(130)	4,166
Total stockholders' (deficit) equity	(8,537)	15,451
Total liabilities and stockholders' (deficit) equity	$ 649,897	$ 663,119

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Fiscal Year Ended April 30,		
	2014	2013	2012
Revenues	$497,633	$455,335	$467,950
Operating expenses:			
Cost of operations	354,592	323,014	318,068
General and administration	61,865	58,205	60,264
Depreciation and amortization	60,339	56,576	58,415
Asset impairment charge	7,455	—	40,746
Development project charge	1,394	—	131
Severance and reorganization costs	586	3,709	—
Environmental remediation charge	400	—	—
Expense from divestiture, acquisition and financing costs	144	1,410	—
Gain on settlement of acquisition related contingent consideration	(1,058)	—	—
Legal settlement	—	—	1,359
	485,717	442,914	478,983
Operating income (loss)	11,916	12,421	(11,033)
Other expense (income):			
Interest income	(312)	(141)	(42)
Interest expense	38,175	41,570	45,008
Loss from equity method investments	936	4,441	9,994
Gain on sale of equity method investment	(593)	—	—
Impairment of equity method investment	—	—	10,680
Loss on derivative instruments	280	4,512	—
Loss on debt extinguishment	—	15,584	300
Other income	(1,059)	(1,036)	(863)
Other expense, net	37,427	64,930	65,077
Loss from continuing operations before income taxes and discontinued operations	(25,511)	(52,509)	(76,110)
Provision (benefit) for income taxes	1,799	(2,526)	1,593
Loss from continuing operations before discontinued operations	(27,310)	(49,983)	(77,703)
Discontinued operations:			
Income (loss) from discontinued operations (net of income tax benefit of $0, $0 and $412)	284	(4,480)	(614)
(Loss) gain on disposal of discontinued operations (net of income tax provision of $0, $0 and $489)	(378)	—	725
Net loss	(27,404)	(54,463)	(77,592)
Less: Net loss attributable to noncontrolling interests	(4,309)	(321)	(6)
Net loss attributable to common stockholders	$(23,095)	$(54,142)	$(77,586)

The accompanying notes are an integral part of these consolidated financial statements.

CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended April 30,		
	2014	2013	2012
Cash Flows from Operating Activities:			
Net loss	$ (27,404)	$ (54,463)	$ (77,592)
Adjustments to reconcile net loss to net cash provided by operating activities:			
(Income) loss from discontinued operations, net of tax	(284)	4,480	614
Loss (gain) on disposal of discontinued operations, net of tax	378	—	(725)
Gain on sale of property and equipment	(840)	(407)	(1,004)
Depreciation and amortization	60,339	56,576	58,415
Depletion of landfill operating lease obligations	9,948	9,372	8,482
Interest accretion on landfill and environmental remediation liabilities	3,985	3,675	3,479
Asset impairment charge	7,455	—	40,746
Development project charge	1,394	—	131
Gain on settlement of acquisition related contingent consideration	(1,058)	—	—
Amortization of discount on senior subordinated notes and second lien notes	243	626	964
Loss from equity method investments	936	4,441	9,994
Impairment of equity method investment	—	—	10,680
Gain on sale of equity method investment	(593)	—	—
Loss on derivative instruments	280	4,512	—
Loss on debt extinguishment	—	15,584	300
Stock-based compensation and related severance expense	2,404	2,516	1,855
Excess tax benefit on the vesting of share based awards	—	(96)	(254)
Deferred income taxes	1,579	(3,543)	1,824
Changes in assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts receivable	(3,418)	139	7,442
Accounts payable	(186)	4,152	4,210
Prepaid expenses, inventories and other assets	(463)	4,056	336
Accrued expenses and other liabilities	(5,053)	(7,714)	(5,726)
Net cash provided by operating activities	49,642	43,906	64,171
Cash Flows from Investing Activities:			
Acquisitions, net of cash acquired	(8,305)	(25,225)	(2,102)
Acquisition related additions to property, plant and equipment	(2,633)	(1,746)	(529)
Additions to property, plant and equipment	(43,326)	(53,281)	(57,834)
Payments on landfill operating lease contracts	(6,505)	(6,261)	(6,616)
Payment for capital related to divestiture	—	(618)	—
Investments in unconsolidated entities	(2,107)	(3,207)	(5,045)
Proceeds from sale of equity method investment	3,442	—	—
Proceeds from sale of property and equipment	1,524	883	1,492
Net cash used in investing activities	(57,910)	(89,455)	(70,634)
Cash Flows from Financing Activities:			
Proceeds from long-term borrowings	161,650	376,346	163,500
Principal payments on long-term debt	(152,380)	(360,858)	(152,806)
Payment of tender premium and costs on second lien notes	—	(10,743)	—
Payments of financing costs	(405)	(4,609)	(1,592)
Net proceeds from the sale of Class A common stock	—	42,184	—
Proceeds from the exercise of share based awards	143	—	337
Excess tax benefit on the vesting of share based awards	—	96	254
Contributions from noncontrolling interest holders	—	2,531	536
Net cash provided by financing activities	9,008	44,947	10,229
Discontinued Operations:			
Net cash used in operating activities	(201)	(1,037)	(396)
Net cash provided by (used in) investing activities	170	(1,140)	(653)
Net cash used in discontinued operations	(31)	(2,177)	(1,049)
Net increase (decrease) in cash and cash equivalents	709	(2,779)	2,717
Cash and cash equivalents, beginning of period	1,755	4,534	1,817
Cash and cash equivalents, end of period	$ 2,464	$ 1,755	$ 4,534

The accompanying notes are an integral part of these consolidated financial statements.

Reconciliation of Free Cash Flow and Capital Expenditure detail

Non-GAAP Reconciliation of Free Cash Flow

($ in thousands)

	Fiscal Year ended April 30, 2013	Fiscal Year ended April 30, 2014	12 months ended Dec. 31, 2014	12 months ended Jun 30, 2015	6 months ended Jun 30, 2015
Net Cash Provided By Operating Activities	$ 43,906	$ 49,642	$ 62,158	$ 63,601	$ 23,889
Capital expenditures	(53,281)	(43,326)	(67,252)	(60,258)	(16,311)
Payments on landfill operating lease contracts	(6,261)	(6,505)	(5,440)	(5,339)	(1,425)
Proceeds from divestiture transactions	-	-	-	5,335	5,335
Proceeds from sale of property and equipment	883	1,524	815	626	259
Proceeds from property insurance settlement	-	-	-	546	546
Contributions from (distribution to) noncontrolling interest holders	2,531	-	-	(1,495)	(1,495)
Free Cash Flow	$ (12,222)	$ 1,335	$ (9,719)	$ 3,016	$ 10,798

Growth capex

Capital Expenditure Detail

($ in thousands)

	Fiscal Year ended April 30, 2013	Fiscal Year ended April 30, 2014	12 months ended Dec. 31, 2014	12 months ended June 30, 2015	6 months ended June 30, 2015
Total Growth Capital Expenditures	$ 12,192	$ 4,664	$ 13,789	$ 11,553	$ 2,449
Replacement Capital Expenditures:					
Landfill construction & equipment	29,617	24,019	23,216	19,506	5,618
Vehicles, machinery / equipment and containers	8,552	10,465	25,102	23,719	6,707
Facilities	2,254	3,170	3,605	3,318	503
Other	666	1,008	1,540	2,161	1,034
Total Replacement Capital Expenditures	41,089	38,662	53,463	48,704	13,862
Total Capital Expenditures	$ 53,281	$ 43,326	$ 67,252	$ 60,257	$ 16,311


IPO

Filed pursuant to Rule 424(b)(4)

Registration No. 333-33135

4,000,000 Shares

[Casella logo]

Casella Waste Systems, Inc.
Class A Common Stock
(par value $0.01 per share)

Of the 4,000,000 shares of Class A Common Stock offered hereby, 3,000,000 shares are being sold by the Company and 1,000,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

Each share of Class A Common Stock entitles its holder to one vote, whereas each share of Class B Common Stock entitles its holder to ten votes. All of the shares of Class B Common Stock are held by John W. Casella, the President, Chief Executive Officer and Chairman of the Board and Douglas R. Casella, the Vice Chairman of the Board and trusts for the benefit of their minor children. After consummation of the Offering, such stockholders will beneficially own in the aggregate shares of Class B Common Stock and Class A Common Stock having approximately 57% of the outstanding voting power of the Company's Common Stock.

Prior to this Offering, there has been no public market for the Class A Common Stock of the Company. For factors considered in determining the initial public offering price, see "Underwriting".

See "Risk Factors" beginning on page 7 for certain considerations relevant to an investment in the Class A Common Stock.

The Class A Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "CWST".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

<TABLE>
<CAPTION>

<S>	Initial Public Offering Price <C>	Underwriting Discount (1) <C>	Proceeds to Company(2) <C>	Proceeds to Selling Stockholders <C>
Per Share	$ 18.00	$ 1.26	$ 16.74	$ 16.74
Total (3)	$72,000,000	$5,040,000	$50,220,000	$16,740,000

</TABLE>

- -----------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $1,000,000 payable by the Company.
(3) Certain Selling Stockholders have granted the Underwriters an option for 30 days to purchase up to an additional 600,000 shares of Class A Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling Stockholders will be $82,800,000, $5,796,000 and $26,784,000, respectively. See "Underwriting".


2014 Proxy

Name	Age	Board Tenure, Principal Occupation, Other Business Experience During the Past Five Years and Other Directorships
Class II Director Nominees to be elected at the Annual Meeting (terms expiring in 2017, if elected)		
Joseph G. Doody *Compensation Committee*	61	Mr. Doody has served as a member of our Board since 2004. Mr. Doody has served as Vice Chairman of Staples, Inc., an office products company, since January 2014. Previously, Mr. Doody had served as President, North American Commercial of Staples, Inc. from 1998 until January 2014. From 1974 to 1998, Mr. Doody held several managerial positions with the Eastman Kodak Company, an imaging technology company, including General Manager and Vice President, North America, Office Imaging. Mr. Doody has served on the Board of Directors of Paychex, Inc., a leading provider of payroll, human resource, and benefits outsourcing solutions, since October 2010. Mr. Doody holds a B.S. in Economics from State University of New York at Brockport and an M.B.A. from the University of Rochester. We believe Mr. Doody is qualified to serve on our Board due to his significant leadership experience, board experience and management experience of a multinational company.

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Emily Nagle Green
Compensation Committee

56

Ms. Nagle Green has served as a member of our Board since July 2012. Since January 2012, Ms. Nagle Green has served as President and Chief Executive Officer of Smart Lunches, Inc., an online delivery service providing fresh meals to children. From November 2005 to June 2011, Ms. Nagle Green served as Chief Executive Officer and a member of the Board of Directors of Yankee Group, a technology research firm, and from June 2011 to January 2012, Ms. Nagle Green served as Chairman of the Board of Directors of Yankee Group. Prior to joining Yankee Group, Ms. Nagle Green served as President and Chief Executive Officer of Cambridge Energy Research, an energy research and consulting firm, from 2003 to 2004. From 1995 to 2003, Ms. Nagle Green served in several leadership positions with Forrester Research, a provider of information technology and consulting services. Ms. Nagle Green holds a B.S.LL. from Georgetown University and an M.S. in Engineering and Computer Graphics from the University of Pennsylvania. We believe Ms. Nagle Green is qualified to serve on our Board due to her substantial executive senior management experience as well as over 25 years of experience in identifying and leveraging technology trends.

Gregory B. Peters
Lead Director
Audit Committee
Nominations and Governance Committee (Chair)
Compensation Committee
Stock Plan Subcommittee

68

Mr. Peters has served as a member of our Board since 1993. Mr. Peters has served as managing general partner of Lake Champlain Capital Management, LLC, a venture capital firm, since April 2001. From April 1988 to March 2001, Mr. Peters served as managing general partner of Vermont Venture Capital Partners, L.P., a venture capital company. Mr. Peters also previously served as general partner of North Atlantic Capital Partners, L.P., a venture capital company. Mr. Peters holds a B.A. from Harvard College and an M.B.A. from Harvard Business School. We believe Mr. Peters is qualified to serve on our Board due to his significant experience as a professional investor and extensive experience in areas of corporate governance.

Class III Directors
(terms expiring in 2015)

John W. Casella
Chairman

63

Mr. Casella has served as Chairman of our Board since July 2001 and as our Chief Executive Officer since 1993. Mr. Casella also served as our President from 1993 to July 2001 and as Chairman of our Board from 1993 to December 1999. In addition, Mr. Casella has served as Chairman of the Board of Directors of Casella Waste Management, Inc., a wholly-owned subsidiary of ours, since 1977. Mr. Casella is also an executive officer and director of Casella Construction, Inc., a company owned by Mr. Casella and Douglas R. Casella, which specializes in general contracting, soil excavation and heavy equipment work and which performs landfill-construction services for us. Mr. Casella has been a member of numerous industry-related and community service-related state and local boards and commissions, including the National Recycling Coalition, Board of Directors of the Associated Industries of

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Vermont, The Association of Vermont Recyclers, the Vermont State Chamber of Commerce, the Rutland Industrial Development Corporation and Rutland Regional Medical Center. Mr. Casella has also served on various state task forces, serving in an advisory capacity to the Governors of Vermont and New Hampshire on solid waste issues. Mr. Casella holds an A.S. in Business Management from Bryant & Stratton College and a B.S. in Business Education from Castleton State College. Mr. Casella is the brother of Douglas R. Casella, a member of our Board. We believe Mr. Casella is qualified to serve on our Board due to his insight and expertise in the waste management industry, coupled with his extensive business and leadership experience.

John F. Chapple III *Compensation Committee*	73	Mr. Chapple has served as a member of our Board since 1994. Mr. Chapple served as President and owner of Catamount Waste Services, Inc., a central Vermont hauling and landfill operation, which we purchased in May 1994, from August 1989 to July 1994. Mr. Chapple has been retired since 1995. We believe Mr. Chapple is qualified to serve on our Board due to his substantial industry expertise, extensive landfill operating knowledge, leadership experience and long tenure on our Board.
James P. McManus *Compensation Committee (Chair)* *Stock Plan Subcommittee*	51	Mr. McManus has served as a member of our Board since August 2005. Since July 2007, Mr. McManus has served as President and Chief Executive Officer of The Hinckley Company, a yacht manufacturer. From 2003 through June 2007, Mr. McManus served as President and Chief Executive Officer of Zoots Corporation, an operator of dry cleaning stores. From 1994 until 2003 Mr. McManus held several management positions with Aramark Corporation, a food services and facility management company, including as President of its Business Services Group. Mr. McManus holds a B.A. from Yale University and an M.B.A. from Harvard Business School. We believe Mr. McManus is qualified to serve on our Board due to his extensive experience as a senior executive and director of publicly-traded and private corporations.
Class I Directors **(terms expiring in 2016)**		
James F. Callahan, Jr. *Audit Committee (Chair)* *Nominations and Governance Committee*	70	Mr. Callahan has served as a member of our Board since March 2003. Mr. Callahan served as an audit and business advisory partner of Arthur Andersen LLP, an independent public accounting firm, from September 1975 to March 2000. Mr. Callahan has been retired since March 2000. Mr. Callahan has served as a member of various community service-related boards and currently serves on the Board of Trustees of the Massachusetts Department of Developmental Services' Hogan Regional Center and is Trustee Emeritus of Bates College. Mr. Callahan holds a B.A. from Bates College and an M.B.A. from the Rutgers University School of Management. We believe Mr. Callahan is qualified to serve on our Board due to his 25 years of experience at Arthur Andersen, the depth and breadth of his financial reporting expertise and his experience with complex financial matters.

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Douglas R. Casella *Vice Chairman*	58	Mr. Casella has served as Vice Chairman of our Board since 1993. Mr. Casella founded Casella Waste Management, Inc., a wholly owned subsidiary of ours, in 1975 and has served as its President since then. Since 1989, Mr. Casella has served as President of Casella Construction, Inc., a company owned by Mr. Casella and John W. Casella, which specializes in general contracting, soil excavation and heavy equipment work and which performs landfill-construction services for us. Mr. Casella is the brother of John W. Casella. We believe Mr. Casella is qualified to serve on our Board due to his extensive experience with operational and asset management matters in the waste management industry.
Michael K. Burke *Audit Committee*	56	Mr. Burke has served as a member of our Board since February 2008. From January 2012 to June 2014, Mr. Burke served as Senior Vice President and Chief Financial Officer of Landauer, Inc., a publicly traded global provider of devices, consumable medical products and technical/analytical services. Prior to Landauer, Mr. Burke served as Senior Vice President and Chief Financial Officer of Albany International Corp., a publicly-traded global advanced textiles and materials processing company, from July 2009 to September 2010. Mr. Burke served as the Executive Vice President and Chief Financial Officer of Intermagnetics General Corporation, a publicly traded medical device company, from December 2001 until its sale to Royal Philips Electronics in November 2006. Before joining Intermagnetics, Mr. Burke served as Executive Vice President and Chief Financial Officer of HbT, Inc., a manufacturer of hydrogen generators and processors. Prior to joining HbT in May 2000, Mr. Burke served as a Managing Director within the U.S. Investment Banking Department of CIBC Oppenheimer Corp. Mr. Burke holds a B.A. in Economics from Lake Forest College and a Graduate Certificate in Mergers and Acquisitions from The Wharton School. We believe Mr. Burke is qualified to serve on our Board due to his leadership and financial experience, particularly as a chief financial officer of publicly-traded companies, and broad functional skill set.

See "Certain Relationships and Related Person Transactions" and "Beneficial Ownership of Voting Stock" for additional information concerning members of our Board, including those who are nominees for election as directors.

The holders of Class A common stock, voting separately as a class, are entitled to elect the Class A Director. Mr. Peters, a Class II director who serves as our Lead Director and is a member of the Compensation Committee, Audit Committee, Nominations and Governance Committee and Stock Plan Subcommittee, serves as the Class A Director.

The employment agreement by and between us and Mr. John Casella provides that he shall be elected as a member of our Board. We have agreed to use our best efforts to ensure that Mr. John Casella is elected as a director.


2005 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2005

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-23211

CASELLA WASTE SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**03-0338873**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
25 Greens Hill Lane, Rutland, VT	**05701**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(802) 775-0325**

Securities registered pursuant to Section 12(b) of the Act: **None.**

Securities registered pursuant to Section 12(g) of the Act:
Class A common stock, $.01 per share par value

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the common equity held by non-affiliates of the registrant, based on the last reported sale price of the registrant's Class A common stock on the NASDAQ Stock Market at the close of business on October 31, 2004 was $294,440,791. The Company does not have any non-voting common stock outstanding.

There were 23,860,498 shares of Class A common stock, $.01 par value per share, of the registrant outstanding as of June 15, 2005. There were 988,200 shares of Class B common stock, $.01 par value per share, of the registrant outstanding as of June 15, 2005.


2015 Prelim
Proxy

OWNERSHIP OF OUR COMMON STOCK

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of September 10, 2015 information regarding the beneficial ownership of our capital voting stock by (a) each person or entity known by us to beneficially own more than 5% of any class of our common stock, (b) our directors and director nominees, (c) our named executive officers and (d) our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Shares of Class A common stock that an individual or entity has a right to acquire within 60 days after September 10, 2015, including pursuant to options to purchase Class A common stock, Class B common stock convertible into Class A common stock and restricted stock unit awards subject to vesting, are included in the number of shares of Class A common stock beneficially owned by the person or entity and are deemed outstanding for purposes of computing the percentage of beneficial ownership owned by the person or entity, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity. Each share of Class B common stock is convertible at the discretion of the holder thereof into one share of Class A common stock. As of September 10, 2015, a total of 39,978,784 shares of Class A common stock were outstanding and a total of 988,200 shares of Class B common stock were outstanding. Except as otherwise indicated by footnote, we believe that the persons named in this table, based on information provided by these persons, have sole voting and investment power with respect to the securities indicated. Unless otherwise indicated, the address of each beneficial owner listed in the table is care of Casella Waste Systems, Inc., 25 Greens Hill Lane, Rutland, Vermont 05701.


WCN

PART I

ITEM 1. BUSINESS

Our Company

Waste Connections, Inc. is an integrated municipal solid waste, or MSW, services company that provides solid waste collection, transfer, disposal and recycling services primarily in exclusive and secondary markets in the U.S. and a leading provider of non-hazardous exploration and production, or E&P, waste treatment, recovery and disposal services in several of the most active natural resource producing areas of the U.S. We also provide intermodal services for the rail haul movement of cargo and solid waste containers in the Pacific Northwest through a network of intermodal facilities.

As of December 31, 2014, we served residential, commercial, industrial and E&P customers in 31 states: Alabama, Alaska, Arizona, California, Colorado, Idaho, Illinois, Iowa, Kansas, Kentucky, Louisiana, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Mexico, New York, North Carolina, North Dakota, Oklahoma, Oregon, South Carolina, South Dakota, Tennessee, Texas, Utah, Washington and Wyoming. As of December 31, 2014, we owned or operated a network of 148 solid waste collection operations; 69 transfer stations; seven intermodal facilities, 35 recycling operations, 58 active MSW, E&P and/or non-MSW landfills, 22 E&P liquid waste injection wells, 17 E&P waste treatment and recovery facilities, 20 oil recovery facilities and two development stage landfills. Non-MSW landfills accept construction and demolition, industrial and other non-putrescible waste.

Our senior management team has extensive experience in operating, acquiring and integrating non-hazardous waste services businesses, and we intend to continue to focus our efforts on balancing internal and acquisition-based growth. We anticipate that a part of our future growth will come from acquiring additional MSW and E&P waste businesses and, therefore, we expect that additional acquisitions could continue to affect period-to-period comparisons of our operating results.

Waste Connections, Inc. is a Delaware corporation organized in 1997.

Our Operating Strategy

Our operating strategy seeks to improve financial returns and deliver superior stockholder value creation within the solid waste industry. We seek to avoid highly competitive, large urban markets and instead target markets where we can attain high market share either through exclusive contracts, vertical integration or asset positioning. We also target niche markets, like E&P waste treatment and disposal services, with similar characteristics and, we believe, higher comparative growth potential. We are a leading provider of waste services in most of our markets, and the key components of our operating strategy, which are tailored to the competitive and regulatory factors that affect our markets, are as follows:

Target Secondary and Rural Markets. By targeting secondary and rural markets, we believe that we are able to garner a higher local market share than would be attainable in more competitive urban markets, which we believe reduces our exposure to customer churn and improves financial returns. In certain niche markets, like E&P waste treatment and disposal, early mover advantage in certain rural basins may improve market positioning and financial returns given the limited availability of existing third-party-owned waste disposal alternatives.

Control the Waste Stream. In markets where waste collection services are provided under exclusive arrangements, or where waste disposal is municipally owned or funded or available at multiple sources, we believe that controlling the waste stream by providing collection services under exclusive arrangements is often more important to our growth and profitability than owning or operating landfills. In addition, in certain E&P markets with "no pit" rules or other regulations that limit on-site storage or treatment of waste, control of the waste stream allows us to generate additional service revenue from the transportation of waste, as well as the waste treatment and disposal, thus increasing the overall scope and value of the services provided.

Optimize Asset Positioning. We believe that the location of disposal sites within competitive markets is a critical factor to success in both MSW and E&P waste services. Given the importance of and costs associated with the transportation of waste to treatment and disposal sites, having disposal capacity proximate to the waste stream may provide a competitive advantage and serve as a barrier to entry.

Provide Vertically Integrated Services. In markets where we believe that owning landfills is a strategic advantage to a collection operation because of competitive and regulatory factors, we generally focus on providing integrated services, from collection through disposal of solid waste in landfills that we own or operate. Similarly, we see this strategic advantage in

E&P waste services where we offer closed loop systems for liquid and solid waste storage, transportation, treatment, and disposal.



ITEM 1.BUSINESS

Overview

We are the second largest provider of services in the domestic non-hazardous solid waste services industry, as measured by revenue. As of December 31, 2014, we operate in 39 states and Puerto Rico. We provide non-hazardous solid waste collection services for commercial, industrial, municipal and residential customers through 340 collection operations. We own or operate 198 transfer stations, 189 active solid waste landfills and 60 recycling centers. We also operate 72 landfill gas and renewable energy projects. We were incorporated as a Delaware corporation in 1996.

Based on an industry trade publication, the United States non-hazardous solid waste services industry generates annual revenue of approximately $55 billion, of which approximately 45% is recognized by publicly owned waste companies. Industry data also indicates that the non-hazardous solid waste services industry in the United States remains fragmented as privately held companies and municipal and other local governmental authorities generate approximately 35% and 20%, respectively, of total industry revenue. We believe growth in the solid waste industry historically has been linked primarily to growth in the overall economy, including the level of new household and business formation and changes in residential and commercial construction activity.

Our operations are national in scope, but the physical collection and disposal of waste is very much a local business and the dynamics and opportunities differ in each of our markets. By combining local operating management with standardized business practices, we drive greater overall operating efficiency across the company while maintaining day-to-day operating decisions at the local level, closest to the customer.

We manage and evaluate our operations through three geographic operating regions that are also our reportable segments: East, Central and West. Each region is organized into several areas and each area contains multiple business units or operating locations. Each of our regions and all of our operating areas provide collection, transfer, recycling and landfill services. We believe this structure facilitates integrating our operations within each region, which is a critical component of our operating strategy. It also allows us to maximize the growth opportunities in each of our markets and to operate the business efficiently, while minimizing administrative overhead costs and maintaining effective controls and standards over operational and administrative matters, including financial reporting. See Note 14, *Segment Reporting*, to our consolidated financial statements in Item 8 of this Form 10-K for further discussion of our operating segments.

Our Core Priorities

Commitment to Safety

Republic is dedicated to the safety of our employees, customers and the communities we serve. Due to the nature of our industry, we prioritize safety above all else and we recognize and reward employees for outstanding safety records. Over the past 7 years our safety performance (based on OSHA recordable rates) has been 42% better than the industry average. Our *Think, Choose, Live* slogan encapsulates our everyday safety messaging to our employees to: *Think* about what you are doing, *Choose* the safe answer, and *Live* to go home to your family. With the phrase printed on numerous items, including hard hats and equipment our employees touch, there are constant reminders for employees to go home in the same condition that they came to work. Our goal is to ensure every one of our employees returns home safely each night.

We are proud of our two safety incentive programs: Dedicated to Safety and Dedicated to Excellence. For Dedicated to Safety, employees must meet all safety requirements for the year, including no preventable accidents and no safety warnings. For Dedicated to Excellence, employees must earn the Dedicated to Safety Award and meet additional criteria for customer service, attendance and other performance metrics. During 2014, approximately 12,000 of our employees earned the Dedicated to Safety Award and almost 6,000 earned the Dedicated to Excellence recognition. Further, our industry-leading safety training program, Focus 6, provides employees with tips and techniques to prevent the six most common types of serious accidents: backing, intersections, push-pull-lift, rear collisions, rollover, and pedestrian.

We take pride in recognizing employees who demonstrate a relentless commitment to safety. Employees with the best driving records are eligible for the industry's most prestigious award, National Waste & Recycling Association's Driver of the Year. Since 2009, Republic drivers have won Driver of the Year for the large truck category 10 out of 12 times. In 2014, Republic swept the category with all three winners: Large Residential, Large Industrial and Large Commercial.


WM

Item 1. ***Business.***

General

The financial statements presented in this report represent the consolidation of Waste Management, Inc., a Delaware corporation; Waste Management's wholly-owned and majority-owned subsidiaries; and certain variable interest entities for which Waste Management or its subsidiaries are the primary beneficiaries as described in Note 20 to the Consolidated Financial Statements. Waste Management is a holding company and all operations are conducted by its subsidiaries. When the terms "the Company," "we," "us" or "our" are used in this document, those terms refer to Waste Management, Inc., its consolidated subsidiaries and consolidated variable interest entities. When we use the term "WM," we are referring only to Waste Management, Inc., the parent holding company.

WM was incorporated in Oklahoma in 1987 under the name "USA Waste Services, Inc." and was reincorporated as a Delaware company in 1995. In a 1998 merger, the Illinois-based waste services company formerly known as Waste Management, Inc. became a wholly-owned subsidiary of WM and changed its name to Waste Management Holdings, Inc. ("WM Holdings"). At the same time, our parent holding company changed its name from USA Waste Services to Waste Management, Inc. Like WM, WM Holdings is a holding company and all operations are conducted by subsidiaries. For detail on the financial position, results of operations and cash flows of WM, WM Holdings and their subsidiaries, see Note 23 to the Consolidated Financial Statements.

Our principal executive offices are located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002. Our telephone number at that address is (713) 512-6200. Our website address is www.wm.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are all available, free of charge, on our website as soon as practicable after we file the reports with the SEC. Our stock is traded on the New York Stock Exchange under the symbol "WM."

We are North America's leading provider of comprehensive waste management environmental services. We partner with our residential, commercial, industrial and municipal customers and the communities we serve to manage and reduce waste at each stage from collection to disposal, while recovering valuable resources and creating clean, renewable energy. Our "Solid Waste" business is operated and managed locally by our subsidiaries that focus on distinct geographic areas and provides collection, transfer, recycling and resource recovery, and disposal services. Through our subsidiaries, we are also a leading developer, operator and owner of landfill gas-to-energy facilities in the United States. In December 2014, we completed the sale of our subsidiary, Wheelabrator Technologies Inc. Our Wheelabrator business provided waste-to-energy services and managed waste-to-energy facilities and independent power production plants. During 2014, our largest customer represented less than 1% of annual revenues. We employed approximately 39,800 people as of December 31, 2014.

We own or operate 252 landfill sites, which is the largest network of landfills in our industry. In order to make disposal more practical for larger urban markets, where the distance to landfills is typically farther, we manage 298 transfer stations that consolidate, compact and transport waste efficiently and economically. We also use waste to create energy, recovering the gas produced naturally as waste decomposes in landfills and using the gas in generators to make electricity. We are a leading recycler in North America, handling materials that include paper, cardboard, glass, plastic, metal and electronics. We provide cost-efficient, environmentally sound recycling programs for municipalities, businesses and households across the U.S. and Canada as well as other services that supplement our traditional Solid Waste business.

Our Company's goals are targeted at serving our customers, our employees, the environment, the communities in which we work and our stockholders, and achievement of our goals is intended to meet the needs of a changing industry. Our Company and others have recognized the value of the traditional waste stream as a potential resource. Increasingly, customers want more of their waste materials recovered, while waste streams are

Table of Contents

becoming more complex, and our aim is to address, and anticipate, the current, expanding and evolving needs of our customers. Accomplishment of our goals will grow our Company and allow us to meet the needs of our customers and communities as they, too, Think Green®.

We believe we are uniquely equipped to meet the challenges of the changing waste industry and our customers' waste management needs, both today and as we work together to envision and create a more sustainable future. As the waste industry leader, we have the expertise necessary to collect and handle our customers' waste efficiently and responsibly by delivering environmental performance — maximizing resource value, while minimizing environmental impact — so that both our economy and our environment can thrive. Drawing on our resources and experience, we also pursue projects and initiatives that benefit the waste industry, the customers and communities we serve and the environment.

We remain dedicated to providing long-term value to our stockholders by successfully executing our strategy: to know and service our customers better than anyone in our industry, to extract more value from the materials we manage, and to innovate and optimize our business. We plan to accomplish our strategic goals through competitive advantages derived from a "best cost" structure achieved through operational improvements and differentiation in our industry, driven by capitalizing on our extensive, well-placed network of assets. While we will continue to monitor emerging diversion technologies that may generate additional value, our current attention will be on improving existing diversion technologies, such as recycling operations.

In pursuit of these long-term goals, we recognize that we must grow the business, and do so as efficiently and cost effectively as possible. Accordingly, we are focusing on the following five key company priorities:

- Customers: provide the best possible service to our customers;
- Traditional Waste Business: continuously improve our operational performance;
- Growth: take advantage of opportunities in our current business, as well as considering attractive acquisition opportunities;
- Yield Management: remain focused on price leadership while considering competitive dynamics; and
- Costs: minimize both operating costs and selling, general & administrative expenses.

We believe that execution of our strategy through these key priorities will drive continued financial performance and leadership in a dynamic industry. In addition, we intend to continue to return value to our stockholders through dividend payments and common stock repurchases. In February 2015, we announced that our Board of Directors expects to increase the quarterly dividend from $0.375 to $0.385 per share for dividends declared in 2015, which is a 2.7% increase from the quarterly dividends we declared in 2014. This will result in an increase in the amount of free cash flow that we expect to pay out as dividends for the 12th consecutive year and is an indication of our ability to generate strong and consistent cash flows. All quarterly dividends will be declared at the discretion of our Board of Directors.


CWST

ITEM 1. BUSINESS

Overview

Founded in 1975 with a single truck, Casella Waste Systems, Inc. is a regional, vertically-integrated solid waste, recycling and resource management services company. We provide resource management expertise and services to residential, commercial, municipal and industrial customers, primarily in the areas of solid waste collection and disposal, transfer, recycling and organics services. We operate in six states: Vermont, New Hampshire, New York, Massachusetts, Maine and Pennsylvania, with our headquarters located in Rutland, Vermont. We manage our solid waste operations on a geographic basis through two regional operating segments, the Eastern and Western regions, each of which provides a full range of solid waste services, and our larger-scale recycling and commodity brokerage operations through our Recycling segment. Organics services, ancillary operations, major customer accounts, discontinued operations, and earnings from equity method investees are included in our Other segment.

As of May 31, 2014, we owned and/or operated 35 solid waste collection operations, 42 transfer stations, 16 recycling facilities, nine Subtitle D landfills, four landfill gas-to-energy facilities and one landfill permitted to accept construction and demolition ("C&D") materials.

Strategy

Our goal is to build a sustainable and profitable company by providing exemplary service to our customers, while operating safe and environmentally sound facilities. In addition, over the last several years many of our customers have been seeking to reduce their environmental footprint by increasing their recycling rates, diverting organics out of the waste stream into beneficial use processes and exploring emerging methods to transform traditional waste streams into renewable resources. Since we first began operating in Vermont in 1975, our business strategy has been firmly tied to creating a sustainable resource management model and we continue to be rooted in these same tenets today. We strive to create long-term value for all stakeholders, which include customers, employees, communities and shareholders.

Our key objective is to maximize long-term shareholder value through a combination of financial performance and strategic asset positioning. Annually, we complete a comprehensive strategic planning process to assess and refine our strategic objectives in the context of our asset mix and the current market environment. This process helps the management team allocate resources to a range of business opportunities in order to maximize long-term financial returns and competitive positioning. As part of our most recent strategic review, business activities have been classified into four categories: "Core operations", "Catalyst activities", "Complementary activities", or "Strategic non-fits."

Core operations are the primary drivers of our long-term financial success, and include our collection, landfill, and municipal solid waste processing operations. These are operations that we seek to expand. Catalyst activities are businesses or investments that enhance growth in the Core operations, such as sludge processing. Complementary activities are businesses or investments intended to leverage existing assets to improve performance, such as landfill gas-to-energy facilities. We generally do not look to grow Complementary activities unless it is to further enhance returns on existing assets or to take advantage of existing assets and infrastructure to support growth in our Core operations. Strategic non-fits are activities that no longer enhance or complement the Core operations, which may be divested at the appropriate time, such as our previous investment in US GreenFiber LLC ("GreenFiber").

Over the last two fiscal years we have made significant progress in simplifying our business structure, improving cash flows and reducing risk exposure by divesting and closing operations that we classified as "Strategic non-fits." These actions included: (a) divesting of Maine Energy Recovery Company, LP ("Maine Energy"), a low margin, negative cash flow waste-to-energy operation, in December 2012; (b) divesting of KTI BioFuels, Inc. ("BioFuels"), a low margin, negative cash flow C&D processing facility, in July 2013; (c) selling our 50% equity